Exhibit 2.1

SHARE PURCHASE AGREEMENT

dated as of

August 14, 2012

among

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

and

CONNACHER OIL AND GAS LIMITED

(continued)

(continued)

(continued)

Page
12.5 Direct Claim Procedures	47
12.6 Calculation of Damages	47
12.7 Assignment of Claims	48
12.8 Exclusivity	48

ARTICLE 13 TERMINATION	48
13.1 Grounds for Termination	48
13.2 Effect of Termination	49

ARTICLE 14 MISCELLANEOUS	49
14.1 Notices	49
14.2 Amendments and Waivers	50
14.3 Expenses	50
14.4 Successors and Assigns	50
14.5 Governing Law	50
14.6 Jurisdiction	50
14.7 WAIVER OF JURY TRIAL	51
14.8 Counterparts; Effectiveness; Third Party Beneficiaries	51
14.9 Entire Agreement	51
14.10 Severability	51
14.11 Disclosure Schedule	51
14.12 Specific Performance	52

SCHEDULES

Schedule 1.1-A Easements
Schedule 1.1-B Leased Real Property
Schedule 1.1-C Owned Real Property
Schedule 1.1-D Refinery Turnaround Expenses
Schedule 2.3 Closing Estimate
Schedule 2.5 Closing Statement
Schedule 2.6-A Measurement of Hydrocarbon Inventory
Schedule 2.6-B Valuation of Hydrocarbon Inventory
Schedule 2.9-A Statement of Combined Company Regarding Withholding Taxes
Schedule 2.9-B Notice to Internal Revenue Service Regarding Withholding Taxes
Schedule 3.2 Form of Mutual Release
Schedule 3.3 Form of Assignment and Assumption Agreement
Seller’s Disclosure Schedule

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (the “Agreement”) dated as of August 14, 2012

BETWEEN:

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P., a Delaware limited partnership (“Buyer”)

and

CONNACHER OIL AND GAS LIMITED, an Alberta corporation (“Seller”)

RECITALS:

A.	Seller is the registered and beneficial owner of all of the common shares of Great Divide Holding Corporation (“Holdco”) and Holdco is the registered and beneficial owner of all of the shares of common stock of Montana Refining Company, Inc. (“MRCI”) and Great Divide Pipeline Corporation (“GDPC”).

B.	Immediately prior to the completion of the purchase and sale transaction contemplated by this Agreement, it is anticipated that the Internal Reorganization will be completed such that Seller will be the registered and beneficial owner of all of the shares of common stock of MRCI and GDPC (the “Shares”).

C.	Seller wishes to sell to Buyer, and Buyer wishes to purchase from Seller, the Shares, all on the terms and conditions set forth in this Agreement.

NOW THEREFORE in consideration of the premises and the representations and warranties, covenants and agreements contained herein, the Parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

(a)	As used herein (including the recitals, exhibits and schedules), the following terms have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Assets” means all assets, property and rights owned by the Combined Companies (except for the assets and properties sold, consumed or otherwise disposed of in the Ordinary Course of Business and in compliance with the terms of this Agreement), including the right, title and interest of the Combined Companies, in and to:

(a)	the Owned Real Property;

(b)	the Leased Real Property and Real Property Leases;

(c)	the Easements;

(d)	the Pipelines;

(e)	the Hydrocarbon Inventory;

(f)	the Equipment; and

(g)	the Material Contracts.

“Assets” does not include (i) any rail cars under contract to Seller and utilized by MRCI, (ii) any Contract relating to the lease, use, maintenance or ownership of railcars entered into by MRCI and set forth on Section 1.1(a) of the Seller’s Disclosure Schedule or (iii) the Trademarks.

“Audit Fees” means the fees and expenses of the Seller’s auditors actually incurred by Seller or MRCI and GDPC in connection with the audit of the Audited Financial Statements and the review of the Interim Financial Statements.

“Audited Financial Statements” means the audited combined balance sheets of MRCI and GDPC as at December 31, 2011 and the statements of operations, statements of comprehensive income (loss) and statements of cash flows of MRCI and GDPC for the year ended December 31, 2011, audited in accordance with United States generally accepted accounting principles and generally accepted auditing standards, together with the audit report relating thereto issued by Seller’s auditors.

“Balance Sheet Date” means the date of the MRCI Balance Sheet or GDPC Balance Sheet, as applicable.

“Business” means the hydrocarbon refining, transportation and marketing business carried on in connection with the ownership of the Refinery and the Pipelines.

“Business Contractor” means any individual providing services to the Combined Companies who is not an employee of the Combined Companies or any of their Affiliates.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Calgary, Alberta and New York, New York are authorized or required by Applicable Law to close.

“Business Employee” means any employee of either of the Combined Companies, including any employee of the Combined Companies who is, immediately prior to the Closing, absent from work on account of paid time-off, vacation, military, sick or personal leave, short-term or long-term disability or leave of absence (other than a leave of absence resulting from a reduction in force or a “bridging” of age and/or service credit for purposes of an Employee Plan) and any employee on a leave of absence from the Combined Companies for whom an obligation on the part of the Combined Companies to recall, rehire or otherwise return to employment exists under a contractual obligation or Applicable Law.

“Closing Date” means the date of the Closing.

“Closing Time” means 10:00 a.m. (Calgary time) on the Closing Date or such other time as Buyer and Seller may agree.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means the agreement between MRCI and the United Steelworkers International Union and its Local No. 0491 effective February 1, 2012.

“Combined Companies” means MRCI and GDPC.

“Confidentiality Agreement” means that the confidentiality agreement dated as of April 13, 2012 between Buyer and Seller.

“Consent Decree” means the Consent Decree, dated as of March 5, 2002, among the United States of America, as Plaintiff, the State of New Mexico and the State of Montana, as Plantiff-Intervenors, and Navajo Refining Company, L.P. and Montana Refining Company, as Defendants (Civil No. CIV-01 1422LH).

“Contract” means any contract, agreement, lease, commitment, or other similar obligation (whether written or oral).

“Current Assets” means the current assets of the Combined Companies as of 11:59:59 pm (Calgary time) on the Closing Date, calculated in accordance with Section 2.3(b), but excluding deferred tax assets, if any, and including, without double-counting, (i) cash and cash equivalents, (ii) accounts receivable, (iii) Inventory Value determined in accordance with the procedures set forth in Schedule 2.6-B, (iv) prepaid expenses and (v) other current assets.

“Current Liabilities” means the current liabilities of the Combined Companies as of 11:59:59 pm (Calgary time) on the Closing Date, calculated in accordance with Section 2.3(b), but excluding deferred taxes, if any, and including (i) accounts payable and (ii) liabilities accounted for as current liabilities of the Combined Companies on the Balance Sheet but, for greater certainty, excluding any current portion of inter-company Indebtedness that is retired at or prior to the Closing Time without any liability to Buyer or the Combined Companies.

“Cutbank Pipeline” means GDPC’s dormant 93-mile crude oil pipeline running from the Refinery to Cutbank, Montana.

“Easement” means the easements appurtenant to the Combined Companies’ ownership of the Owned Real Property, lease of the Leased Real Property and operation of the Business and Facilities, including the easements, permits, licenses and rights of way identified on Schedule 1.1-A.

“Effective Date” means the date of this Agreement.

“Environmental Law” means any Applicable Law relating to the environment or any spill, release, discharge, disposal or recycling of, or exposure to, any pollutant or contaminant or ignitable, corrosive, reactive or otherwise hazardous substance or waste.

“Environmental Permit” means all permits, approvals, identification numbers, licenses and other authorizations required under or issued pursuant to any applicable Environmental Law.

“Equipment” means all machinery, mobile or otherwise, equipment and systems, including (a) all processing units and distillation systems, (b) all heating, lighting, and power systems, fire prevention and fire extinguishing systems, control systems, emergency warning and emergency preparedness systems and related assets, and heating, refrigerating, air conditioning, and ventilating systems, (c) all tanks, refining process units, meters, pumps, engines, compressors, pipes, fittings, valves, connections, regulators, sewers and loading and unloading lines, (d) all telecommunication assets and equipment, (e) all spare parts, tools, computers, and warehouse stores, (f) all other fixtures, furniture and furnishings, (g) all works-in-process, (h) all vehicles, trucks, tractors and trailers (excluding rail cars) and (i) all other tangible personal property of every kind whatsoever, in each case owned or leased by the Combined Companies.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder.

“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Excise Tax” means the federal excise tax for dyed diesel sold in the State of Washington described in Section 5.12 of Seller’s Disclosure Schedule, plus any interest and penalties relating thereto.

“Facilities” means all buildings, tanks, rail lines, pipelines, docks and other fixtures owned or leased by the Combined Companies, located on the Owned Real Property or the Leased Real Property and used primarily in the Business, but excluding for the avoidance of doubt (i) power lines, pipelines, telephone lines and other improvements and fixtures owned by public utilities furnishing utilities to the Owned Real Property or the Leased Real Property and (ii) rail lines, pipelines and other improvements and fixtures owned by third parties and located on existing easements for such purpose which encumber the Owned Real Property or the Leased Real Property.

“Fraud” means actual fraud involving a Person’s knowing and intentional misrepresentation or omission of a material fact, which misrepresentation is made or omission is omitted by such Person with the intent to defraud, as determined under common law.

“GDPC Balance Sheet” means the unaudited balance sheet of GDPC as of June 30, 2012.

“Governmental Authority” means any transnational, domestic or foreign federal, provincial, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Great Falls Pipeline” means MRCI’s 2.8-mile crude oil pipeline running from a point of interconnection with the Cenex pipeline north of Great Falls, Montana to the Refinery.

“Hazardous Substance” means any hazardous, toxic or dangerous substance, waste, gas or material, including without limitation, petroleum and petroleum products, metals, liquids, semisolids, or solids, which are regulated under any federal, state or local statute, ordinance, rule, regulation or other law pertaining to environmental protection, contamination, quality, waste management or to cleanup, including, without limitation, any substance, waste or material which is (a) designated as a “hazardous substance” under the Federal Water Pollution Control Act (33 U.S.C. § 1251 et. seq,), (b) defined as a hazardous waste under the Resource Conservation and Recovery Act (42 U.S.C. § 691 et. seq.), (c) defined as a “hazardous substance” under the Comprehensive Environmental Response Compensation and Liability Act (42 U.S.C. § 9601 et. seq.), (d) defined as a “hazardous or deleterious substance” under the Comprehensive Environmental Cleanup and Responsibility Act (Montana Code Annotated 75-10-701 et. seq.) or (e) defined as a “hazardous waste” under the Montana Hazardous Waste and Underground Storage Tank Act (Montana Code Annotated 75-10-401 et. seq.).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hydrocarbon Inventory” means (i) the hydrocarbon inventory at the Refinery that is owned by the Combined Companies as of Closing, including crude oil, blendstocks, ethanol, biodiesel, feedstocks and other raw materials (including polymers and emulsifying compounds), intermediate petroleum products and finished products (including gasoline, middle distillates and asphalt), tank heels and tank bottoms (including all such items located in process units or interconnecting lines at the Refinery), (ii) all such products produced at the Refinery that are owned by the Combined Companies as of Closing where title has not passed to a customer prior to Closing and (iii) all hydrocarbons (including crude oil, blendstocks, feedstocks and other raw materials, intermediate petroleum products and finished products, tank heels and tank bottoms) in transit to the Refinery for which title has passed to MRCI.

“Indebtedness” means, with respect to any Person, (a) all indebtedness of such Person, whether or not contingent, for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services, (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the sellers or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (f) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities, (g) all Indebtedness of others referred to in clauses (a) through (f) above guaranteed directly or indirectly in any manner by such Person, and (i) all Indebtedness referred to in clauses (a) through (g) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property Agreement” means (a) licenses of Intellectual Property Rights by the Combined Companies to any third party, (b) licenses of Intellectual Property Rights by any third party to the Combined Companies (excluding commercially available off-the-shelf computer software licensed pursuant to shrink-wrap or click wrap licenses), (c) agreements between the Combined Companies and any third party or any consents, decrees, orders, injunctions or judgments, in each case, relating to development, use or restricting the use of any Intellectual Property Right.

“Intellectual Property Right” means any patent, trade secret, copyright, know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right but excluding any licensed software.

“Interest Rate” means interest calculated at the rate announced from time to time by Bank of America, N.A. as its “prime rate”.

“Interim Financial Statements” means the unaudited combined balance sheets of MRCI and GDPC as at June 30, 2012 and June 30, 2011 and the statements of operations, statements of comprehensive income (loss) and statements of cash flows of MRCI and GDPC for the six months ended June 30, 2012 and June 30, 2011, prepared in accordance with United States generally accepted accounting principles and reviewed in accordance with Auditing Standards Board Statement on Auditing Standards 100.

“Internal Reorganization” means (i) the winding-up of Holdco into Seller or the amalgamation of Holdco with Seller prior to the Closing Time such that immediately prior to the Closing Time Seller is the registered and beneficial owner of all of the Shares and (ii) the capitalization of any inter-company liabilities owing by MRCI to Holdco or Seller.

“Intra-Company Agreement” means any Contract between one of the Combined Companies, on the one hand, and Seller or any Affiliate of Seller (other than the Combined Companies), on the other hand, but not including (i) any Contract between the Combined Companies and (ii) any Contract expressly provided by this Agreement to be entered into in connection with the Closing.

“knowledge of Seller” or any other similar knowledge qualification in this Agreement means, with respect to any matter, to the actual knowledge of any of the individuals listed on Section 1.1(a) of the Seller’s Disclosure Schedule under the heading “Knowledge Parties”.

“Leased Real Property” means the real property leasehold interests listed on Schedule 1.1-B.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance in respect of such property or asset.

“Material Adverse Effect” means any change, development, effect, condition, fact, circumstance or occurrence that has a material adverse effect on the financial condition, assets or results of operations of the Combined Companies, taken as a whole, but excluding any effect resulting from (A) changes in GAAP or changes in the regulatory accounting requirements applicable to any industry in which the Combined Companies, operate, (B) changes in the financial or securities markets or changes in the general economic or political conditions in the United States or abroad, (C) changes (including changes of Applicable Law) or conditions generally affecting the industry in which the Combined Companies, operate, (D) acts of war, sabotage, terrorism or natural disasters, (E) the announcement, pendency or consummation of the transactions contemplated by this Agreement (including any cancellations of or delays in customer orders or other decreases in customer demand, reduction in revenues, work stoppages or loss or threatened loss of employees or other employee disruptions), (F) any changes in commodities markets or commodity, crude oil or feedstock prices or refining margins, (G) any failure to obtain any consent, approval, waiver or authorization from any third party in connection with the consummation of the transactions contemplated hereby, (H) any failure of the Combined Companies or anyone of them, to meet any internal or published or third party budgets, projections, forecasts or predictions of financial performance for any period (it being understood that this clause (H) shall not prevent a Party from asserting that any fact or circumstance that may have contributed to such failure independently constitutes or contributes to a Material Adverse Effect), (I) any action taken (or omitted to be taken) at the request of Buyer, (J) any action taken by Seller, or the Combined Companies, that is required or expressly contemplated or permitted pursuant to this Agreement, (K) bankruptcy, insolvency or other financial distress of any customers of the Combined Companies, or (L) seasonal reduction in the revenues or earnings of the Combined Companies, in the Ordinary Course of Business; provided that, the changes or occurrences set forth in clauses (B), (C), and (F) may be taken into account in determining whether there has been a Material Adverse Effect to the extent such changes have a disproportionate adverse effect on the Combined Companies as compared to other participants in the industries in which the Combined Companies operate.

“MRCI Balance Sheet” means the unaudited balance sheet of the MRCI as of June 30, 2012.

“Ordinary Course of Business” means, with respect to the Combined Companies, the ordinary course of business in all material respects consistent with the Combined Companies past custom and practice.

“Owned Real Property” means the real property owned in fee listed on Schedule 1.1-C, together with all buildings, structures, fixtures and other improvements located on and/or affixed thereto (including all construction work-in-progress, process units, storage tanks, control houses, office buildings, laboratory facilities, warehouses, boiler houses, power plants, waste water treatment facilities and similar improvements).

“Parties” means Buyer and Seller, and “Party” means Buyer or Seller, as applicable.

“Permit” means any license, franchise, permit, certificate, approval, registration or other similar authorization issued by a Governmental Authority.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Pipelines” means collectively, the Cutbank Pipeline and the Great Falls Pipeline.

“Pre-Closing Tax Period” means (i) any taxable period ending on or before the Closing Date and (ii) the portion of any Straddle Period ending on the Closing Date.

“Purchase Agreement” means any Contract for the purchase of materials, supplies, goods, services, equipment or other assets by the Combined Companies.

“Real Property Leases” means the lease or sublease Contracts relating to the Leased Real Property respecting land, buildings, fixtures and real property improvements (whether owned or leased), together with all construction work-in-progress in respect of same.

“Refinery” means the Montana Refining Company crude oil refinery situated next to the Missouri River in Great Falls, Montana, including all of the buildings, Facilities, structures and Equipment associated therewith.

“Refinery Turnaround Expenses” means, to the extent such items are not reflected in Current Assets, the total amount of all costs attributable to the major Refinery maintenance work scheduled to be undertaken in 2013 and set forth in Schedule 1.1-D.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, dumping or disposing into any surface water, ground water, drinking water supply, land surface or subsurface strata, or ambient air.

“Seller’s Disclosure Schedule” means the disclosure schedule dated the Effective Date regarding this Agreement that has been provided by Seller to Buyer immediately prior to the execution of this Agreement.

“Straddle Period” means any taxable period that commences on or before but ends after the Closing Date.

“Supply Agreements” means any sales, distribution or similar Contract providing for the sale by the Combined Companies, of materials, supplies, goods, services, equipment or other assets.

“Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount with respect thereto, imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign) (a “Taxing Authority”), whether or not disputed, and (ii) any liability for the payment of any amounts of the type described in (i) as a successor (including under Treasury Regulations section 1.1502-6 or otherwise).

“Tax Return” means any return, declaration, report, claim for refund or information, return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Title IV Plan” means a benefit plan subject to Title IV of ERISA other than any multiemployer plan, as defined in Section 3(37) of ERISA.

“Trademarks” means any and all (i) trademarks, trade names, corporate names, company names, business names, service marks, logos, brand names, domain names and all other source or business identifiers, and the rights in any of the foregoing which arise under Applicable Law, (ii) goodwill symbolized thereby or associated therewith and (iii) registrations and applications for registration of any of the foregoing.

“Transaction Costs” means all accounting, legal, investment banking and similar third party costs incurred by the Combined Companies in connection with the negotiation, execution, delivery and performance of this Agreement.

“Union Employee” means each Business Employee who is a member of a collective bargaining unit covered by the Collective Bargaining Agreement.

“Working Capital” means the amount by which the Current Assets exceed the Current Liabilities.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Referee	2.7(e)
Adjusted Purchase Price	2.2
Agreement	Preamble
Approved Tax Liability	2.9(b)
Balance Sheets	5.8
Benefit Contract	5.16(e)
Business Financial Statements	5.8
Business Permits	5.19
Buyer	Preamble
Buyer Indemnified Party	12.2(a)
Closing	3.1
Closing Estimate	2.3(a)
Closing Indebtedness	2.4(d)
Closing Statement	2.5
Customers	5.22
Damages	12.2(a)
Dispute Notice	2.7(b)
e-mail	14.1
Employee Plans	5.17(a)
Field Inspector	2.6(a)
Field Inspector Report	2.6(b)
FIRPTA Withholding Certificate	2.9(b)
FIRPTA Withholding Certificate Application	2.9(b)
Fundamental Representations	12.1(a)
GAAP	1.6
GDPC	Recital A
Holdback Funds	2.9(b)
Holdco	Recital A
In Bound / Out Bound Inventory	2.6(b)
Indemnified Party	12.3(a)
Indemnifying Party	12.3(a)
Inventory Statement	2.7(a)
Inventory Value	2.7(a)
Material Contract	5.11(c)
MRCI	Recital A
Participant	5.16(d)
Permitted Liens	5.14(b)(xvii)

Term	Section
Post Closing Accounting Adjustments	2.7(a)
Post Closing Adjustment Amount	2.7(a)
Potential Contributor	12.7
Purchase Price	2.1
Real Property	5.14(a)
Retained Name	8.3
Retention Period	8.2
Seller	Preamble
Seller Indemnified Party	12.2(b)
Shares	Recital B
Tax Audit	10.5(a)
Third Party Claim	12.3(a)
Transfer Taxes	10.2(d)
Union Welfare Plan	5.17(g)
Unpaid Transaction Expenses	2.4(e)
WARN Act	5.16(c)
Warranty Breach	12.2(a)

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and Subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the schedules attached hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto, unless otherwise expressly stated or the context otherwise requires.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

All references to “$” or sums of money that are referred to in this Agreement are expressed in lawful money of the United States of America, unless specified otherwise.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles (“GAAP”), which for the purposes hereof is International Financial Reporting Standards as adopted by the Canadian Accounting Standards Board for periods beginning on and after January 1, 2011 and all determinations of an accounting nature that are required to be made hereunder shall be made in a manner consistent with GAAP.

1.7	Interpretation Not Affected by Party Drafting

The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.

1.8	Inclusive Terminology

Whenever used in this Agreement, the words “includes” and “including” and similar terms of inclusion shall not, unless expressly modified by words such as “only” or “solely”, be construed as terms of limitation, but rather shall mean “includes but is not limited to” and “including but not limited to”, so that references to included matters or items shall be regarded as illustrative without being either characterizing or exhaustive.

1.9	Enforceability

All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Law relating to or affecting creditors’ rights generally and the discretionary nature of certain remedies (including specific performance and injunctive relief and general principles of equity).

ARTICLE 2

PURCHASE AND SALE

2.1	Purchase and Sale

On the terms and subject to the conditions of this Agreement, Buyer agrees to purchase from Seller, and Seller agrees to sell, transfer, assign and deliver to Buyer, at the Closing, the Shares, free and clear of any Liens, at and for a purchase price of $120,000,000.00 (the “Purchase Price”).

2.2	Adjusted Purchase Price

The Purchase Price shall be increased or decreased, as the case may be, in accordance with the provisions of Section 2.4 (the “Adjusted Purchase Price”).

2.3	Closing Estimate

(a)	No later than five (5) Business Days prior to the Closing Date, Seller shall provide Buyer with an estimate of the Working Capital, Closing Indebtedness and Unpaid Transaction Expenses substantially in the form set out in Schedule 2.3 (the “Closing Estimate”), together with supporting worksheets and a certificate of Seller setting forth Seller’s good faith estimate of the Inventory Value, which estimate shall be utilized for the purpose of settling for Closing, and the adjustments to the Purchase Price to be made pursuant to Section 2.4(a). The estimate of Inventory Value shall set forth MRCI’s estimates of the ownership, types, characteristics and volumes, on a tank, truck, pipeline or other location basis of all Hydrocarbon Inventory and such Hydrocarbon Inventory shall be determined in accordance with Schedule 2.6-B. Prior to the Closing Date, Seller will cooperate with Buyer for the purposes of preparing the Closing Estimate.

(b)

Except as otherwise provided herein, or in the definitions of Current Assets and Current Liabilities, the items included in the calculation of Working Capital, and specifically the components of Current Assets (excluding, for greater certainty, Inventory Value) and Current Liabilities, shall be determined, and the amounts of such items shall be calculated, in the same manner as the corresponding line items were determined and calculated, and using the same policies, practices, assumptions, procedures, classifications, methods, estimates and judgments as were used, in preparing the Balance Sheets to the extent the same are in accordance with GAAP.

2.4	Adjustments to Purchase Price

At Closing (but subject to Post Closing Accounting Adjustments pursuant to Section 2.7), the Purchase Price shall be:

(a)	increased by an amount equal to the Working Capital, as at the Closing Date, if the Working Capital is a positive amount, and decreased by an amount equal to the Working Capital, as at the Effective Date, if the Working Capital is a negative amount, in each case as set out in the Closing Estimate;

(b)	increased by the Refinery Turnaround Expenses;

(c)	increased by the Audit Fees;

(d)	decreased by all Indebtedness of the Combined Companies which has not been fully satisfied and discharged as of the Closing Time without any remaining liability to the Combined Companies (the “Closing Indebtedness”); and

(e)	decreased by all Transaction Costs incurred by the Combined Companies (net of any applicable estimated federal and state income tax benefits associated with any Transaction Costs that are deductible or amortizable by a Combined Company) which have not been paid or accrued in computing Working Capital (the “Unpaid Transaction Expenses”).

2.5	Closing Statement

No later than five (5) Business Days prior to the Closing Date, Seller shall deliver to Buyer a statement substantially in the form attached as Schedule 2.5 (the “Closing Statement”) setting out:

(a)	the amount of each adjustment to be made to the Purchase Price pursuant to Section 2.4; and

(b)	the amount of the Adjusted Purchase Price.

2.6	Calculation of Hydrocarbon Inventory

(a)	Prior to the Closing, Seller and Buyer shall engage a mutually agreeable independent inspector (the “Field Inspector”) and each of Seller and Buyer shall designate one representative to attend and observe the measurement of the Hydrocarbon Inventory by the Field Inspector as provided for in this Section 2.6.

(b)

The Field Inspector shall measure the Hydrocarbon Inventory as of Closing at the respective locations of the Hydrocarbon Inventory on the Closing Date; provided that notwithstanding anything herein to the contrary, (i) the volumes of all Hydrocarbon Inventory in process units and pipeworks and the volumes of all tank sludge Hydrocarbon Inventory shall be conclusively determined as set forth in Schedule 2.6-A and shall not be measured by the Field Inspector or included in the Field Inspector Report, (ii) the volumes of all In Bound Hydrocarbon Inventory and Outbound Hydrocarbon Inventory (as each such term is defined in Schedule 2.6-A) (together, “In Bound / Out Bound Inventory”) shall be determined as set forth in Schedule 2.6-A and shall not be measured by the Field Inspector or included in the Field Inspector Report and (iii) crude tank volume compositions shall be determined as set forth in Schedule 2.6-B. With respect to the Hydrocarbon Inventory measured by the Field Inspector, such Hydrocarbon Inventory shall be measured in accordance with the procedures set forth in Schedule 2.6-A. Buyer shall not take or permit to be taken any actions that would reduce the level of Hydrocarbon Inventory between the time of the Closing and such time that the Field Inspector completes its measurement procedures unless Buyer and Seller mutually agree upon adjustments and/or procedures to appropriately account for any such reduction. The Field Inspector shall issue a written report (the “Field Inspector Report”) to Buyer and Seller within five (5) Business Days after the Closing Date setting forth the volumes and quantities of the Hydrocarbon Inventory as of the Closing (to the extent such Hydrocarbon Inventory is measured by the Field Inspector in accordance with in Schedule 2.6-A) and such volumes and quantities shall be deemed to be final and binding on Buyer and Seller (absent manifest error). The fees and expenses of the Field Inspector shall be borne equally by Seller and Buyer.

2.7	Post Closing Accounting Adjustment

(a)	Within sixty (60) days following the Closing Date, Buyer shall review the Closing Estimate and provide written notice to Seller setting out all changes to the Working Capital, Closing Indebtedness and Unpaid Transaction Expenses which it has identified which have arisen out of the use of actual versus estimated amounts, the correction of any errors or omissions, and any similar revisions (the “Post Closing Accounting Adjustments”), together with Buyer’s estimate of the difference between the Closing Estimate and the actual amount of Working Capital, Closing Indebtedness and Unpaid Transaction Expenses (the “Post Closing Adjustment Amount”). In preparing the Post Closing Accounting Adjustments, Buyer shall prepare and deliver with the Post Closing Adjustments a statement (the “Inventory Statement”), together with (where applicable) supporting calculations and information setting forth (i) the volumes and quantities of the In Bound / Out Bound Inventory as of the Closing Date and determined in accordance with Schedule 2.6-A and (ii) the value of the Hydrocarbon Inventory (the “Inventory Value”) as of the Closing Date, which value shall be determined in accordance with the procedures set forth in Schedule 2.6-B.

(b)	If Seller does not agree with any change identified in the Post Closing Accounting Adjustments notice (including the Inventory Statement or any Inventory Value reflected therein) or believes that any change has been omitted, it shall, within thirty (30) days of receipt of the Post Closing Accounting Adjustment notice, give written notice (a “Dispute Notice”) to Buyer of any disagreement (with reasons) with all or any part of such Post Closing Accounting Adjustments.

(c)	Each Party shall have reasonable access to the personnel, properties, books and records of the Combined Companies in order to verify any amount or to resolve any disagreement. Each Party agrees that, following the Closing, it shall not take any actions with respect to the accounting books, records, policies and procedures of itself or its Affiliates that would obstruct or prevent the preparation of the Inventory Statement as provided in this Section 2.7.

(d)	If Seller does not, within thirty (30) days of receipt of the Post Closing Accounting Adjustment notice and the Inventory Statement, give a Dispute Notice, then the Post Closing Adjustment Amount shall be the amount set forth in the Post Closing Accounting Adjustments.

(e)	If a Dispute Notice is issued and Seller and Buyer fail to resolve the disputes set out therein within ten (10) days after the date on which Seller gave its Dispute Notice, Buyer and Seller shall jointly retain PricewaterhouseCoopers LLP (or if such firm is unwilling or unable to serve, another nationally recognizable accounting firm mutually agreed upon by the Parties) (the “Accounting Referee”) to resolve the dispute in accordance with the procedures set forth in Section 2.8.

(f)	The Post Closing Adjustment Amount shall be paid to Seller or Buyer, as the case may be, by wire transfer in immediately available funds, or by cheque, within five (5) Business Days after the Post Closing Accounting Adjustments have been agreed to by the Parties or have been determined by the Accounting Referee pursuant to Section 2.8, and shall include in addition, an amount of interest on the Post Closing Adjustment Amount calculated at a rate of interest equal to the Interest Rate, calculated on a daily basis and not compounded, from and including the Closing Date, to and including the day immediately prior to the date of payment.

(g)	The Working Capital, Closing Indebtedness and Unpaid Transaction Expenses as finally resolved pursuant to this Section 2.7, shall for all purposes hereunder be deemed to be the final Working Capital, Closing Indebtedness and Unpaid Transaction Expenses.

2.8	Dispute Resolution

In the case of any dispute submitted to an Accounting Referee pursuant to this Agreement, (i) the Accounting Referee shall only consider those items as to which Buyer and Seller disagree, (ii) each Party will promptly furnish to the Accounting Referee such work papers and other documents and information relating to the disputed issues as the Accounting Referee may request and are available to such Party, and will be afforded a reasonable opportunity to present to the Accounting Referee any material relating to such issues and to discuss the same with the Accounting Referee, (iii) the Accounting Referee’s determination or computation of the applicable final amount or value shall be binding and conclusive on the Parties and will be deemed to be final (provided that with respect to each item in dispute, the Accounting Referee’s determination or computation of the applicable final amount or value shall be within the bounds of the applicable amount or value submitted by Buyer, on the one hand, and Seller, on the other hand, with respect to such item) and judgment thereupon may be entered in any court having jurisdiction over the Party against which the same is sought to be enforced, (iv) the Parties shall instruct the Accounting Referee to render its determination or computation within thirty (30) Business Days of the submission of such dispute to the Accounting Referee, and (v) the fees and expenses of the Accounting Referee for such determination will be borne by Buyer, on the one hand, and Seller, on the other hand, in the same proportion that the dollar amount of disputed items lost by Buyer, on the one hand, or Seller, on the other hand, bears to the total dollar amount in dispute that is resolved by the Accounting Referee.

2.9	Withholding

(a)	In the event that either of MRCI or GDPC provides to Buyer (i) a statement issued by such Combined Company at the request of Seller in substantially the form attached hereto as Schedule 2.9-A, dated as of the Closing Date and executed by such Combined Company in accordance with the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) certifying that the Shares of such Combined Company are not a United States real property interest within the meaning of Section 897 of the Code, and (ii) a notice to the Internal Revenue Service in substantially the form attached hereto as Schedule 2.9-B, dated as of the Closing Date and executed by such Combined Company in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Buyer to deliver such notice to the Internal Revenue Service on behalf of such Combined Company after the Closing, Buyer shall not withhold any Tax under Section 1445 of the Code from any payments by Buyer to Seller under this Agreement that are allocable to the Shares of such Combined Company pursuant to Section 10.6.

(b)	In the event that Seller files with the Internal Revenue Service prior to the Closing an Internal Revenue Service Form 8288-B with respect to the MRCI Shares or the GDPC Shares, completed in accordance with the requirements of Treasury Regulations Section 1.1445-3(c) and Revenue Procedure 2000-35, 2000-2 C.B. 211 (the “FIRPTA Withholding Certificate Application,” and any approved certificate received from the Internal Revenue Service, the “FIRPTA Withholding Certificate”), Seller and Buyer agree as follows: (i) if the Closing occurs after approval by the Internal Revenue Service of such FIRPTA Withholding Certificate Application, Seller shall cause a copy of such FIRPTA Withholding Certificate to be delivered to Buyer at or prior to the Closing, and Buyer shall withhold under Section 1445 of the Code from the Purchase Price an amount equal to the withholding tax liability, if any, provided for in such FIRPTA Withholding Certificate (the “Approved Tax Liability”) and remit such amount, if any, to the Internal Revenue Service in accordance with Section 1445 of the Code and (ii) if the Closing occurs before the approval or denial by the Internal Revenue Service of such FIRPTA Withholding Certificate Application, Seller shall cause a copy of such FIRPTA Withholding Certificate Application to be delivered to Buyer at or prior to the Closing, Buyer shall withhold under Section 1445 of the Code from the Adjusted Purchase Price to be paid by Buyer at the Closing an amount equal to ten percent (10%) of the amount of the Adjusted Purchase Price allocable to such Shares pursuant to Section 10.6 (the “Holdback Funds”). Upon the approval or denial by the Internal Revenue Service of such FIRPTA Withholding Certificate Application after the Closing, Seller shall cause a copy of such FIRPTA Withholding Certificate or such letter of denial to be delivered promptly to Buyer, and Seller and Buyer shall apply the Holdback Funds to pay the Approved Tax Liability, if any (in the case of approval), or such other tax liability as is required to be paid (in the case of denial). Buyer shall make any such payment within twenty (20) days after the mailing of the FIRPTA Withholding Certificate or the notice of denial by the Internal Revenue Service provided Buyer has received a copy of the FIRPTA Withholding Certificate within fifteen (15) days after the mailing of the FIRPTA Withholding Certificate. If Buyer has not received a copy of the FIRPTA Withholding Certificate within fifteen (15) days after the mailing of the FIRPTA Withholding Certificate, Buyer shall make any payment of the Approved Tax Liability within five (5) days after Buyer’s receipt of such FIRPTA Withholding Certificate, in which case Seller shall be liable for any additional Taxes that may result from any late payment of such Approved Tax Liability. If the Approved Tax Liability is greater than the Holdback Funds, Seller shall promptly pay such deficiency to Buyer for payment to the Internal Revenue Service. If the Approved Tax Liability is less than the Holdback Funds, then Buyer shall promptly pay the excess to Seller, together with any interest or income earned on the Holdback Funds.

The Holdback Funds shall be held by Buyer in an interest bearing segregated account for the exclusive benefit of (i) Seller, where the Holdback Funds are delivered to Seller; or (ii) the Internal Revenue Service, where the Holdback Funds are to be delivered to the Internal Revenue Service. Provided that in no event shall the Holdback Funds be available to Buyer or be part of any assets of Buyer to which any creditor of Buyer may claim an interest.

(c)	In the event that (i) a Combined Company does not provide to Buyer the statement, notice and authorization described in Section 2.9(a) and (ii) Seller does not file a FIRPTA Withholding Certificate Application prior to the Closing in accordance with Section 2.9(b), or Seller files such a FIRPTA Withholding Certificate Application but such application is denied by the Internal Revenue Service prior to the Closing, with respect to the Shares of such Combined Company, Buyer shall withhold under Section 1445 of the Code from the Adjusted Purchase Price to be paid by Buyer at the Closing an amount equal to ten percent (10%) of the amount of the Adjusted Purchase Price allocable to the Shares of such Combined Company pursuant to Section 10.6 and remit such amount to the Internal Revenue Service in accordance with Section 1445 of the Code.

(d)	In the event any withholding amounts under Section 1445 of the Code are to be remitted to the Internal Revenue Service pursuant to Sections 2.9(b) or 0 with respect to the Shares of a Combined Company, if an upward adjustment to the Purchase Price under Section 2.7 is allocable to such Shares in accordance with Section 10.6, Buyer shall withhold under Section 1445 of the Code from the Post Closing Adjustment Amount to be paid by Buyer an amount equal to ten percent (10%) of the amount of such allocable upward adjustment and remit such amount to the Internal Revenue Service in accordance with Section 1445 of the Code.

(e)	In the event any withholding amounts under Section 1445 of the Code are to be remitted to the Internal Revenue Service pursuant to Section 2.9(b), 0 or 2.9(c) with respect to the Shares of a Combined Company, Buyer shall cause such amounts to be timely and properly remitted, including causing Internal Revenue Service Forms 8288 and 8288-A to be properly completed and timely and properly filed with respect thereto.

(f)	Buyer shall be entitled to deduct and withhold from the consideration otherwise payable to Seller or any other Person pursuant to this Agreement such amounts as Buyer is required to deduct and withhold under any state, local or foreign Tax law, with respect to the making of such payment. At least fifteen (15) days prior to the Closing Date, Buyer shall notify Seller if Buyer intends to deduct and withhold any amounts pursuant to this Section 2.9(f) and shall reasonably cooperate with Seller to mitigate, reduce or eliminate any such withholding. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

ARTICLE 3

CLOSING

3.1	Place, Date and Time of Closing

The closing of the purchase and sale of the Shares (the “Closing”) shall take place at the Closing Time at the offices of Norton Rose Canada LLP, 3700, 400 Third Avenue SW, Calgary, Alberta, as soon as possible, but in no event later than two (2) Business Days after satisfaction or waiver of the conditions set forth in Article 11 (other than conditions that by their nature are to be (and will be) satisfied at Closing) or at such other time or place as Buyer and Seller may agree; provided, however, that without the prior consent of Buyer, the Closing shall not occur prior to October 1, 2012. The Closing shall be deemed to be effective as of 11:59:59 p.m. (Calgary time) on the Closing Date.

3.2	Buyer Deliveries at Closing

At the Closing, Buyer shall deliver or cause to be delivered to Seller the following:

(a)	the Adjusted Purchase Price, which shall be subject to the Post Closing Accounting Adjustments;

(b)	a certificate of incumbency of the signatory officers of Buyer;

(c)	a certificate as to the good standing of Buyer issued by the appropriate Governmental Authorities, dated as of or about the Closing Date, as to the legal existence of Buyer;

(d)	resolutions of the board of directors of the general partner of Buyer authorizing the execution of this Agreement and the consummation of the transactions contemplated under this Agreement, certified by the Secretary or other executive officer of the general partner of Buyer as being correct and complete and then in full force and effect;

(e)	mutual releases in favour of those officers and directors of the Combined Companies set forth on Section 3.3(l) of the Seller’s Disclosure Schedule duly executed by the applicable Combined Company, and in the form of Schedule 3.2;

(f)	certificates executed on behalf of Buyer by a duly authorized officer of the general partner of Buyer, dated the Closing Date, to the effect that the conditions set forth in Section 11.1 and 11.2 have been fulfilled;

(g)	releases of all corporate guarantees, letters of credit and other security in accordance with Section 11.3(c); and

(h)	any other documents required to be delivered by Buyer to Seller at Closing pursuant to this Agreement.

3.3	Seller Deliveries at Closing

At the Closing, Seller shall deliver, or cause to be delivered, to Buyer, the following:

(a)	a certificate of incumbency of the signatory officers of Seller;

(b)	a certificate of status of Seller issued by appropriate Governmental Authorities, dated as of or about the Closing Date, as to the legal existence of Seller;

(c)	a certificate as to the good standing of MRCI and GDPC issued by the appropriate Governmental Authorities, dated as of or about the Closing Date, as to the legal existence of MRCI and GDPC, respectively;

(d)	resolutions of the board of directors of Seller authorizing the execution of this Agreement and the consummation of the transactions contemplated under this Agreement, certified by the Secretary or other executive officer of Seller as being correct and complete and then in full force and effect;

(e)	a certificate executed on behalf of Seller by a duly authorized officer of Seller, dated the Closing Date, confirming the completion of the Internal Reorganization;

(f)	the certificate representing the Shares issued in the name of Seller, duly endorsed for transfer or accompanied by a written instrument of transfer;

(g)	a list of Business Employees and Business Contractors in accordance with Section 5.16(a);

(h)	a list of employees terminated by the Combined Companies in accordance with Section 9.3;

(i)	the original minute books and corporate seals of the Combined Companies;

(j)	the Audited Financial Statements and Interim Financial Statements;

(k)	receipt for payment on account of the Adjusted Purchase Price made at Closing;

(l)	resignations of all directors and those officers of MRCI and GDPC as set forth on Section 3.3(l) of the Seller’s Disclosure Schedule;

(m)	a mutual release in favour of MRCI and GDPC executed by each director and officer of MRCI and GDPC tendering a resignation pursuant to Section 3.3(l) and in the form of Schedule 3.2;

(n)	certificates executed on behalf of Seller by a duly authorized officer of Seller, dated the Closing Date, to the effect that the conditions set forth in Section 11.1 and 11.3 have been fulfilled;

(o)	evidence of the release of all security and guarantees granted by the Combined Companies, in form satisfactory to Buyer, acting reasonably;

(p)	a duly executed registerable discharge of mortgage fully releasing the combination mortgage, security agreement, assignment of rents and leases, and fixture filing statement presently registered against the Owned Real Property relating to the Refinery, for recording in every county in which such mortgage, security agreement, assignment of rents and leases, and fixture filing statement has been registered, together with such UCC-3 termination statements that when filed or recorded, as the case may be, will be sufficient to release any and all Liens relating to such item;

(q)	duly executed assignment and assumption agreements in the form set forth in Schedule 3.3 relating to any Contracts entered into by MRCI relating to the lease, use, maintenance or ownership of railcars by MRCI as set forth on Section 1.1(a) of the Seller’s Disclosure Schedule; provided that to the extent that the transfer or assignment from MRCI to Seller of such Contracts would be a violation of Applicable Law or a breach of the terms of such Contracts, then the applicable Contracts shall not be assigned to Seller but MRCI and Seller shall, on Closing, enter into a cooperation or sharing agreement in order to place Seller, insofar as reasonably practicable, in substantially the same position as if such Contracts had been transferred and assigned as contemplated hereby and so that all benefits and burdens relating to such Contract enure from and after the Closing to Seller and MRCI is relieved of all benefits and burdens in respect of such Contract;

(r)	all consents, waivers or approvals obtained by Seller with respect to the consummation of the transactions contemplated by this Agreement, to the extent specifically required hereunder; and

(s)	any other documents required to be delivered by Buyer to Seller at Closing pursuant to this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Seller’s Disclosure Schedule, Seller represents and warrants to Buyer as of the Effective Date that:

4.1	Corporate Existence and Power

Seller is an entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of its jurisdiction of organization and has all corporate or other powers required to carry on its business as currently conducted. Seller is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect.

4.2	Corporate Authorization

The execution, delivery and performance by Seller of this Agreement and the other agreements and instruments to be delivered hereunder, and the consummation of the transactions contemplated hereby and thereby are within Seller’s corporate powers and, have been duly authorized by all necessary corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller and this Agreement constitutes (and the other agreements and instruments to be delivered hereunder when executed and delivered by Seller will constitute) a valid and binding agreement of Seller enforceable against Seller in accordance with its terms.

4.3	Governmental Authorization and Third Party Consents

The execution, delivery and performance by Seller of this Agreement and the other agreements and instruments to be delivered hereunder, and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority or any consent, waiver or approval of any third party other than (i) compliance with any applicable requirements of the HSR Act; (ii) compliance with the matters set forth on Section 4.3 of the Seller’s Disclosure Schedule; and (iii) any such action or filing as to which the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.4	Non-contravention

The execution, delivery and performance by Seller of this Agreement and the other agreements and instruments to be delivered hereunder, and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate the certificate of incorporation or bylaws or equivalent organizational documents of Seller, or any of the Combined Companies (b) assuming compliance with the matters referred to in Section 4.3, violate any Applicable Law, judgment or decree, applicable to Seller or any of the Combined Companies (c) conflict with, result in a breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under or give to others any right of termination, amendment, acceleration, suspension, revocation or cancellation of any Contract, Permit or authority to which any of Seller or either of the Combined Companies is bound or to which the Shares or any of the Assets is subject or (d) result in the creation or imposition of any Lien on the Shares or the Assets, except, with respect to the Assets, for Permitted Liens, with such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.5	Litigation

As of the Effective Date, there is no action, suit, investigation or proceeding pending against, or to the knowledge of Seller, threatened against, Seller with respect to the Business before any arbitrator or any Governmental Authority which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

4.6	Ownership of Shares

Seller now has and on the Closing Date will have beneficial and legal title to all of the Shares, free and clear of all Liens and there is no contract, option or any other right entered into or granted by Seller or either of the Combined Companies which is now or may in the future become binding upon Seller (or, after the Closing, Buyer) to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Shares other than this Agreement.

4.7	Finders’ Fees

Except for Goldman, Sachs & Co and RBC Capital Markets, whose fees will be paid by Seller, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller or the Combined Companies who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES REGARDING THE COMBINED COMPANIES

Except as set forth in the Seller’s Disclosure Schedule, Seller represents and warrants to Buyer as of the Effective Date that:

5.1	Corporate Existence and Power

Each of the Combined Companies is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all corporate or other powers required to carry on the Business as currently conducted. Each of the Combined Companies is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect. Seller has made available to Buyer correct and complete copies of the organizational documents, minute books and stock records of the Combined Companies.

5.2	Subsidiaries

Neither MRCI nor GDPC has any Subsidiaries and at the Closing Date will not have any Subsidiaries or any other equity or ownership interest in any other body corporate, partnership, trust or other Person.

5.3	Authorized and Issued Capital

(a)	The authorized capital of MRCI consists of 1,000 shares of common stock, par value $0.01, of which 100 shares of common stock are presently issued and outstanding. All of the shares of common stock of MRCI have been validly issued as fully paid and non-assessable shares in the capital of MRCI and are, as of the Effective Date, owned beneficially and of record by Holdco and, after the Internal Reorganization, will be owned beneficially and of record by Seller. None of the issued and outstanding shares of common stock were issued in violation of pre-emptive rights or applicable securities laws.

(b)	The authorized capital of GDPC consists of 1,000 shares of common stock, par value $0.01, of which 100 shares of common stock are presently issued and outstanding. All of the shares of common stock of GDPC have been validly issued as fully paid and non-assessable shares in the capital of GDPC and are, as of the Effective Date, owned beneficially and of record by Holdco and, after the Internal Reorganization, will be owned beneficially and of record by Seller. None of the issued and outstanding shares of common stock were issued in violation of pre-emptive rights or applicable securities laws.

5.4	No Share Rights

Except pursuant to this Agreement, at Closing, no Person will have any Contract or option or any right or privilege (whether by law, pre-emptive right, by Contract or otherwise) capable of becoming a Contract or option for the purchase from Holdco or Seller of any of the Shares. No Person currently has or will have at Closing any Contract or option or any right or privilege (whether by law, pre-emptive right, by Contract or otherwise) capable of becoming a Contract or option for the purchase from Holdco or Seller of any of the shares of common stock of either of the Combined Companies, or for the purchase, subscription, allotment or issuance from either of the Combined Companies of any of the unissued shares in the capital stock of either of the Combined Companies, or of any securities of either of the Combined Companies, as the case may be, or any right the value of which is based on the value of any shares of common stock of either of the Combined Companies.

5.5	No Dividends

Neither MRCI nor GDPC has declared, authorized or approved any dividend or other distribution to any shareholder thereof which would have effect or require payment after the Closing Date.

5.6	Transfer of Shares

There are no contractual restrictions binding on Holdco or Seller that could prevent, restrict or otherwise affect the transfer of the Shares to Buyer pursuant to this Agreement.

5.7	Bank Accounts

Section 5.7 of the Seller’s Disclosure Schedule contains a complete and correct list of all bank accounts and safety deposit boxes maintained by each of the Combined Companies.

5.8	Financial Statements

Attached as Section 5.8 of the Seller’s Disclosure Schedule are true and complete copies of the unaudited balance sheets for each of the Combined Companies as of December 31, 2010 and December 31, 2011 and the related statements of operations and cash flow for the years ended December 31, 2011 and December 31, 2010 (collectively, the “Business Financial Statements”). The Business Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, except to the extent that such Business Financial Statements may not include footnotes or may be condensed or summary statements, and such Business Financial Statements present fairly the financial position, results of operation and cash flow of each of the Combined Companies, as applicable as at the dates thereof and for the periods indicated therein. There is no liability or obligation of any kind, whether accrued, absolute, fixed, contingent, or otherwise, relating to each of the Combined Companies that is not reflected or reserved against in the MRCI Balance Sheet or GDPC Balance Sheet (collectively, the “Balance Sheets”), other than (i) liabilities incurred in the Ordinary Course of Business since December 31, 2011, (ii) any such liabilities or obligations that would not be required to be presented on the face of financial statements prepared in conformity with GAAP, in a manner consistent with past practice, in the preparation of the Business Financial Statements, (iii) any such liabilities or obligations set forth on Section 5.8 of the Seller’s Disclosure Schedule, (iv) any such liabilities or obligations that would not reasonably be expected to have a Material Adverse Effect with respect to the Combined Companies, in each case, taken as a whole.

5.9	Absence of Certain Changes

(a)	Since the Balance Sheet Date, the Business has in all material respects been conducted in the Ordinary Course of Business and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)	From the Balance Sheet Date until the Effective Date, there has not been any action taken or caused to be taken by Seller that, if taken during the period from the date of this Agreement through the Closing Date without Buyer’s consent, would constitute a breach of Section 7.1(a) or Section 7.1(b).

5.10	Receivables and Inventory

To the knowledge of Seller, all of the account receivables reflected as assets of the Combined Companies in the Business Financial Statements or acquired since that date (i) are legal, valid and binding obligations of the obligors, (ii) represent bona fide claims, (iii) are fully collectible in the Ordinary Course of Business (subject to reserves for bad debt reflected on the applicable Balance Sheet and determined in accordance with GAAP) and (iv) are subject to no defense, set off or counterclaim other than in the Ordinary Course of Business. Since the Balance Sheet Date, neither of the Combined Companies has (i) disposed of or transferred any account receivables except through the collection thereof in accordance with their terms or (ii) acquired or permitted to be created any account receivables, other than in the Ordinary Course of Business. Inventory used in the conduct of the operations of the Business reflected in the Business Financial Statements or acquired since the date thereof, was acquired and has been maintained in the Ordinary Course of Business, is not obsolete and is usable or saleable in the Ordinary Course of Business, subject to reserves for obsolescence as are set forth in the Business Financial Statements in accordance with GAAP.

5.11	Material Contracts

(a)	Except as set forth on Section 5.11(a) of the Seller’s Disclosure Schedule, as of the Effective Date neither of the Combined Companies is a party to or bound by any of the following:

(i)	any lease of personal property providing for annual rentals of $2,000,000 or more that cannot be terminated on not more than sixty (60) days’ notice without payment by the Combined Companies of any material penalty;

(ii)	any Purchase Agreements (other than Contracts for the purchase of any materials, supplies or goods on a spot market basis) providing for either (A) annual payments by either of the Combined Companies of $2,000,000 or more or (B) aggregate payments by either of the Combined Companies of $4,000,000 or more, in each case other than any Purchase Agreement (i) that can be terminated on not more than sixty (60) days’ notice without payment by either of the Combined Companies of any material penalty or (ii) with respect to which no delivery or payment obligations remain outstanding;

(iii)	any Supply Agreements (other than Contracts for the sale of any materials, supplies or goods on a spot market basis) that provides for annual payments to either of the Combined Companies of $2,000,000 or more or aggregate payments to either of the Combined Companies of $4,000,000 or more, in each case other than any Supply Agreement (i) that can be terminated on not more than sixty (60) days’ notice without payment by either of the Combined Companies of any material penalty or (ii) with respect to which no delivery or payment obligations remain outstanding;

(iv)	any material partnership, joint venture or other similar Contract or arrangement;

(v)	any Contract relating to the acquisition or disposition of any material business (whether by merger, sale of shares, sale of assets or otherwise);

(vi)	any Contract relating to Indebtedness (whether incurred, assumed, guaranteed or secured by any asset), except any such Contract with an aggregate outstanding principal amount not exceeding $2,000,000 or any Indebtedness that will be paid on the Closing Date;

(vii)	any Contract relating to the guarantee, contingently or otherwise, of the obligations or Indebtedness of any Person other than in the Ordinary Course of Business;

(viii)	any Contract that materially limits the freedom of the Combined Companies to compete in any line of business or with any Person or in any area;

(ix)	any Intellectual Property Agreement; or

(x)	other than Real Property Leases, Purchase Agreements and Supply Agreements, any other Contract, commitment or arrangement not otherwise referred to in Sections 5.11(a)(i)—5.11(a)(ix) (whether or not in excess of the dollar thresholds set forth in such sections), including any Contracts with Business Contractors, that has a term greater than one year and requires payments in excess of $500,000 per Contract year or aggregate payments in excess of $2,500,000 (in each case other than such Contracts (i) that can be terminated on not more than sixty (60) days’ notice without payment by the Combined Companies of any material penalty or (ii) with respect to which no delivery or payment obligations remain outstanding).

(b)	Except as set forth on Section 5.11(b) of the Seller’s Disclosure Schedule and other than Contracts (i) for the purchase or sale of any materials, supplies or goods on a spot market basis or (ii) with respect to which no delivery or payment obligations remain outstanding, as of the Effective Date none of the Combined Companies is a Party to or bound by any material Intra-Company Agreement.

(c)	Each Contract, commitment or arrangement required to be disclosed pursuant to Section 5.11(a) (each, a “Material Contract”) is valid and binding on the Combined Companies and, to the knowledge of Seller, on the counterparties thereto and is in full force and effect. Neither of the Combined Companies nor, to the knowledge of Seller, any counterparty thereto is in breach of or default under (and no event has occurred which with the giving of notice or lapse of time or both would become a default under) any such Material Contract, except for any such failures to be valid and binding or in full force and effect, defaults or breaches which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.12	Litigation

Except as set forth on Section 5.12 of the Seller’s Disclosure Schedule, there are no actions, suits, investigations or proceedings pending against, or to the knowledge of Seller, threatened against, the Combined Companies before any arbitrator or any Governmental Authority. None of the matters set forth on Section 5.12 of the Seller’s Disclosure Schedule is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect or could affect the legality, validity of enforceability of this Agreement or the consummation of the transactions contemplated by this Agreement.

5.13	Compliance with Laws and Court Orders

None of the Combined Companies is in violation of any Applicable Law relating to the conduct of the Business, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.14	Properties

(a)	Schedules 1.1-B and 1.1-C correctly identifies all Owned Real Property and all Leased Real Property, used or held for use exclusively in the operation of the Business (collectively, the “Real Property”).

(b)	The Combined Companies have good and (with respect to Owned Real Property) marketable (subject to any Permitted Liens) title to, or in the case of any Leased Real Property or leased personal property, have valid leasehold interests in, all Assets, except for properties and assets sold in the Ordinary Course of Business or where the failure to have such good and marketable title or valid leasehold interest would not reasonably be expected to be material to the Business. No Asset is subject to any Lien, except:

(i)	Liens disclosed on Section 5.14(b)(i) of the Seller’s Disclosure Schedule;

(ii)	Liens disclosed on the Balance Sheet or securing liabilities reflected on the Balance Sheet;

(iii)	Liens for Taxes, that are not yet due or are being contested in good faith and for which adequate reserves have been established in accordance with GAAP;

(iv)	mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the Ordinary Course of Business or that are not yet due and payable or are being contested in good faith and for which adequate reserves have been made;

(v)	undetermined or inchoate Liens constituting or securing the payment of expenses which were incurred incidental to the conduct of the operations of the Business or the operation of the Assets;

(vi)	Liens created by law or which arise from leases, easements, rights-of-way or other real property interests for compliance with the terms of such leases, easements, rights-of-way or other real property interests (including the payment of rental fees or other charges); provided, that the same individually and in the aggregate do not materially interfere with the operation or use of the Assets or the Business as currently operated;

(vii)	all reservations of record of minerals (without right of surface entry) in and under or that may be produced from any of the lands constituting part of the Real Property or on which any of the Assets are located;

(viii)	all easements, rights-of-way and restrictive covenants of record, and all discrepancies, shortages in area, conflicts in boundary lines, encroachments or protrusions, or overlapping of improvements, defects, irregularities and other matters affecting the Real Property or the Facilities which (A) individually and in the aggregate do not materially detract from the value of the Assets as currently used or materially interfere with the operation or use of the Assets or the Business as currently operated and (B) would not reasonably be expected to be material to the Business;

(ix)	any defect that has been cured by applicable statutes of limitations or statutes for prescription;

(x)	any defect affecting (or the termination or expiration of) any easement, right-of-way, leasehold interest, license or other real property interest which is replaced prior to Closing at Seller’s sole cost by an easement, right-of-way, leasehold interest, license or other real property interest constituting part of the Assets covering substantially the same rights to use the land or the portion thereof used by Seller in connection with the operation of the Business or Facilities;

(xi)	rights reserved to or vested in any Governmental Authority to control or regulate any of the Assets or the operations of the Business or Facilities and any rights under Applicable Law, including any building or zoning ordinances;

(xii)	existing leases, licenses and similar Contracts disclosed on Section 5.14(b)(xii) of the Seller’s Disclosure Schedule;

(xiii)	acts done or suffered to be done by, and judgments against, Buyer or its Affiliates and those claiming by, through or under Buyer or its Affiliates;

(xiv)	any Contract entered into by Seller or the Combined Companies in accordance with the terms of this Agreement;

(xv)	all matters of record as of the Effective Date, but excluding any monetary Liens, purchase options and rights of first refusal;

(xvi)	Liens incurred in the Ordinary Course of Business since the Balance Sheet Date; or

(xvii)	other Liens which (A) individually and in the aggregate do not materially detract from the value of the Assets as currently used or materially interfere with the operation or use of the Assets or the Business as currently operated and (B) would not reasonably be expected to be material to the Business (the items identified in clauses (i)—(xvii) of this Section 5.14(b) are, collectively, the “Permitted Liens”).

(c)	Each of the Real Property Leases and Easements is a valid and binding agreement of MRCI or GDPC, as the case may be, and is in full force and effect, and none of MRCI or GDPC or, to the knowledge of Seller, any other party thereto, is in default or breach in any respect under the terms of any such Real Property Lease or Easement, nor, to the knowledge of Seller, has any event occurred that with the passage of time or the giving of notice or both would create a default under the terms of any such Real Property Lease or Easement by any party thereto, except for any such failures to be valid and binding or in full force and effect, defaults or breaches which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)	Except as would not reasonably be expected to be material to the Business, neither of the Combined Companies has received any written notice (i) for assessments for public improvements against any of the Owned Real Property, Leased Real Property or Easements or (ii) regarding any pending condemnation, eminent domain or similar proceeding affecting all or any portion of any of the Owned Real Property, Leased Real Property or Easements.

5.15	Insurance Coverage

The Combined Companies maintain adequate insurance coverage in accordance with reasonable commercial standards in respect of the Assets and the business and operations of the Business and its employees. Excluding insurance policies that have expired and have been replaced in the Ordinary Course of Business, no material insurance policy held by the Combined Companies and applicable to the Assets or the Business has been cancelled within the last two (2) years prior to the Effective Date.

Section 5.15 of the Seller’s Disclosure Schedule contains, as of the Effective Date, an accurate and complete list of all material outstanding claims to the extent relating to the Combined Companies, the Assets or the Business under the insurance policies held by the Combined Companies and applicable to the Assets or the Business.

5.16	Employees; Labor Issues

(a)	Section 5.16(a) of the Seller’s Disclosure Schedule sets forth a true and complete list as of the Effective Date of the names, titles, annual salaries, most recent annual bonus, number of unvested restricted share unit awards held (or notional shares held in lieu of restricted share unit awards), start date, amount of accrued and unused vacation and vacation entitlement of all Business Employees, as well as an indication of whether each such Business Employee is on a leave of absence. Section 5.16(a) of the Seller’s Disclosure Schedule also sets forth a true and complete list as of the Effective Date of the names and compensation levels of all Business Contractors. Section 5.16(a) of the Seller’s Disclosure Schedule will be updated to a date within five (5) Business Days prior to the Closing Date and delivered to Buyer on the Closing Date. GDPC does not have any Business Employees or Business Contractors.

(b)	Other than the Collective Bargaining Agreement, there is no collective bargaining agreement or other labor Contract with any union, labor organization or employee association to which the Combined Companies are a party or covering any Business Employees. To the knowledge of Seller, as of the Effective Date, there is no effort, activity or proceeding of any union, labor organization or employee association (or a representative thereof) to organize any Business Employees. As of the Effective Date, (i) there are no pending or, to the knowledge of Seller, threatened labor strikes, walkouts, work stoppages, slowdowns or lockouts with respect to Business Employees and (ii) there are no disputes with respect to the Business Employees except as would not reasonably be expected to be material to the Business, taken as a whole.

(c)	Each of the Combined Companies is and has been for the past five (5) years in compliance in all material respects with all, and to the knowledge of Seller, is not under investigation with respect to and has not been threatened to be charged with or given notice of any material violation of any, Applicable Laws pertaining to labor and employment including but not limited to employment practices, terms and conditions of employment, payment of compensation, Contracts of employment, collective bargaining, non-discrimination and affirmative action, plant closing and mass layoff, family and medical leave, immigration, health and safety, wages and hours, payment of unemployment benefits and taxes, classification of employees and independent contractors and workers’ compensation, including Title VII of the Civil Rights Act of 1964, the Equal Pay Act, Executive Order 11246 and its implementing regulations, the Fair Labor Standards Act, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Older Worker Benefit Protection Act, the Family and Medical Leave Act, the Worker Adjustment and Retraining Notification Act (the “WARN Act”) and any similar Applicable Laws addressing plant closings or mass layoffs, the Uniformed Services Employment and Reemployment Rights Act, ERISA, the Immigration Reform and Control Act of 1986, the Occupational Safety and Health Act of 1970 and its implementing regulations, as amended, and the National Labor Relations Act and the Code, in each case except for any non-compliance or violation that would not reasonably be expected to result in a material liability. Since January 1, 2007 to the Effective Date, there has not been any material strike, work stoppage or slow-down.

(d)

Except as set forth on Section 5.16(d) of the Seller’s Disclosure Schedule, none of the Business Employees or any past employees of either of the Combined Companies or any Business Contractors (any such Business Employee, past employee or Business Contractor, a “Participant”) has a pending or, to the knowledge of Seller, threatened material claim against either of the Combined Companies. Except as set forth on Section 5.16(d) of the Seller’s Disclosure Schedule, the Combined Companies have pending against them no material unfair labor practice charges or other material administrative charges, claims, grievances, actions, proceedings or lawsuits before any Governmental Authority or arbitrator arising under any Applicable Law governing employment. Except as set forth on Section 5.16(d) of the Seller’s Disclosure Schedule, the Combined Companies have not received written or, to the knowledge of Seller, oral notice of intent of any Governmental Authority responsible for the enforcement of any labor or employment laws, regulations or executive orders to conduct an investigation or review with respect to the Combined Companies’ employment policies or practices that would reasonably be expected to result in a liability which would be material to the Business, taken as a whole.

(e)	Except as set forth on Section 5.16(e) of the Seller’s Disclosure Schedule, the Combined Companies have no employment Contracts or other arrangement with any Participants and no Contract pursuant to which either of the Combined Companies is or may become obligated to make any severance, termination, change of control, bonus, retention, deferred compensation or relocation payment (any such contract described in this sentence, a “Benefit Contract”). Except with respect to wages, severance, employee benefits and other employment related obligations accrued in the Ordinary Course of Business, the Combined Companies are not indebted to or a creditor of any Participant. The Combined Companies are not in material breach of any Benefit Contract and, as of the Effective Date, have not received written notice that any management-level Business Employee intends to terminate his or her employment with either of the Combined Companies, whether in connection with this transaction or not.

5.17	Employee Benefit Plans

(a)	Each “employee benefit plan”, as defined in Section 3(3) of ERISA, each Benefit Contract or similar Contract, plan or policy and each other plan, policy, program or arrangement providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance, retention, change in control benefits or post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to or required to be maintained, administered or contributed to by MRCI or GDPC or any of their respective ERISA Affiliates and covers any Participant or any beneficiary thereof is referred to herein as an “Employee Plan”. Seller has made available to Buyer a list of and copies of each material written Employee Plan (and written descriptions of the terms and conditions of each material unwritten Employee Plan) and all amendments thereto and written interpretations thereof, together with, to the extent applicable with respect to each Employee Plan, (i) the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and Form 990, if applicable, (ii) the most recent actuarial valuation, (iii) the most recent summary plan description and any summaries of material modifications thereto, and (iv) any trust Contract, funding Contract or insurance policy (and any amendments thereto). All Employee Plans that are material are set forth on Section 5.17(a) of the Seller’s Disclosure Schedule.

(b)

Except as set forth on Section 5.17(b) of the Seller’s Disclosure Schedule, none of MRCI, GDPC, any ERISA Affiliate or, to the knowledge of Seller, any predecessors of any of them, sponsors, maintains or contributes to, or has any material liability or obligation under or relating to, or has in the past 6 calendar years sponsored, maintained or contributed to, a Title IV Plan. With respect to each Title IV Plan set forth on Section 5.17(b) of the Seller’s Disclosure Schedule, (i) the minimum funding standards of Section

412 of the Code have been satisfied, (ii) such plan is not in “at risk” status for the current plan year under Section 430(i) of the Code, (iii) no “reportable event” (as defined in Section 4043 of ERISA or the regulations issued thereunder) has occurred (other than an event for which the 30-day notice period is waived), (iv) such Title IV Plan has not been terminated and none of Seller, MRCI, GDPC or any ERISA Affiliate has received any notice from the Pension Benefit Guaranty Corporation or a plan administrator relating to the intention to terminate such Title IV Plan or to appoint a trustee to administer such Title IV Plan and (v) no amendment has been adopted that would require the provision of security pursuant to Section 436(f) of the Code.

(c)	None of MRCI, GDPC, any ERISA Affiliate or, to the knowledge of Seller, any predecessor thereof contributes to, or has in the past 6 calendar years contributed to, or has any material liability or obligation under or relating to, any multiemployer plan, as defined in Sections 3(37) or 4001(a)(3) of ERISA.

(d)	Each Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and Seller is not aware of any reason why any such determination letter should be revoked or not be reissued or anything that could reasonably be expected to adversely affect the qualification of any such Employee Plan under Section 401(a) of the Code. Seller has made available to Buyer copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan. Each Employee Plan has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Employee Plan.

(e)	MRCI and GDPC have no current or projected material liability in respect of post-employment or post-retirement health or medical or life insurance benefits for any Participant, except (i) as required to avoid excise tax under Section 4980B of the Code or (ii) as set forth on Section 5.18(e) of the Seller’s Disclosure Letter.

(f)	MRCI and GDPC have no announced plan or legally binding commitment to (i) create any additional Employee Plan or (ii) amend or modify any Employee Plan, in each case with respect to an Employee Plan, in such a manner as to increase the cost of such Employee Plan.

(g)	Section 5.17(g) of the Seller’s Disclosure Schedule sets forth each Employee Plan that is a medical or dental benefits plan or life, death, disability, accident or sickness insurance policy maintained by MRCI for the benefit of the Union Employees (each, a “Union Welfare Plan”). Except as set forth in Section 5.17(g) of the Seller’s Disclosure Schedule, (i) each Union Welfare Plan covers only Union Employees and their beneficiaries, and (ii) all benefits under each Union Welfare Plan are provided on a fully insured basis pursuant to an insurance Contract maintained by MRCI in connection with such Union Welfare Plan. No Union Welfare Plan is a multiemployer plan, as defined in Section 3(37) of ERISA.

(h)	Except as set forth on Section 5.17(h) of the Seller’s Disclosure Schedule, none of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (alone or in conjunction with any other event, including any termination of employment on or following the Closing) will (i) entitle any Participant to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other material obligation under any Employee Plan or Benefit Contract or (iii) result in any breach or violation of or default under or limit MRCI or GDPC’s right to amend, modify or terminate any Employee Plan or Benefit Contract.

5.18	Environmental Compliance

(a)	Buyer acknowledges that it is entering into the purchase of the Shares based upon its own examinations and inspections and, except as otherwise set forth in Article 4 and Article 5, no representations of any kind concerning the Assets and Real Property have been made by Seller or anyone acting on its behalf. Buyer acknowledges that the soil and ground water indicates the presence of Hazardous Substances.

(b)	MRCI has obtained or caused to be obtained the following Environmental Permits for the operation of the Assets and Real Property:

(i)	Montana Air Quality Permit - #2161-25

(ii)	Title V Operating Permit - #OP2161-05

(iii)	Hazardous Waste Permit - #MTHWP-95-02

(iv)	Hazardous Waste Large Quantity Generator ID: MTD000475194

(v)	City of Great Falls Permit to Discharge Industrial Waste Water

(c)	Seller has made available (or otherwise made available summaries thereof) to Buyer all final, written investigations, reports, audits, and similar documents within its possession or control dated during the three (3) years prior to the Effective Date and relating to compliance with or liability under any Environmental Law with respect to Assets and Real Property or the release of Hazardous Substances.

(d)	No representations or warranties are being made with respect to matters arising under or relating to Applicable Law or Environmental Law, any spill, release, emission, discharge, disposal or recycling of, or exposure to, Hazardous Substances or other environmental matters. Seller makes no representation or warranty as to compliance by MRCI or the Business with Fuel Regulations.

5.19	Permits

MRCI and GDPC have all material Permits required to carry on the Business as now conducted. Section 5.19 of the Seller’s Disclosure Schedule lists each material Permit used or needed for the operation of the Business (the “Business Permits”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Business Permit is valid and in full force and effect and (ii) neither MRCI nor GDPC are in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, any such Business Permit.

5.20	Tax Matters

(a)	Except as set forth on Section 5.20(a) of the Seller’s Disclosure Schedule, each of the Combined Companies has (i) duly and timely filed or caused to be filed all material Tax Returns (with applicable extensions) required to be filed by it and each such Tax Return is true, correct and complete in all material respects and (ii) timely paid all material Taxes (whether or not shown on any such Tax Returns). Except as disclosed in Section 5.20(a) of the Seller’s Disclosure Schedule, none of the Combined Companies is currently the beneficiary of any extension of time within which to file any Tax Return. To the knowledge of Seller, no claim has ever been made in writing by a Tax Authority in a jurisdiction where any of the Combined Companies does not file a Tax Return that any of such Combined Companies is or may be subject to taxation by that jurisdiction.

(b)	The unpaid Taxes of the Combined Companies did not, as of the Balance Sheet Date, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the MRCI Balance Sheet or GDPC Balance Sheet, as applicable (rather than any notes thereto).

(c)	To the knowledge of Seller, there are no currently proposed or pending adjustments, audits or examinations by any Taxing Authority in connection with any Taxes relating to any of the Combined Companies, and no waiver or extension of any statute of limitations applies with respect to any Tax matter relating to any of the Combined Companies. No deficiencies for Taxes with respect to any of the Combined Companies have been claimed, proposed or assessed in writing by any Tax Authority.

(d)	To the knowledge of Seller, there are no rulings, closing agreements, or similar Contracts with any Taxing Authority that could reasonably be expected to materially increase the Taxes imposed against any of the Combined Companies for any period ending after the Closing Date.

(e)	None of the Combined Companies has been a shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law) or has been a shareholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(f)	None of the Combined Companies is, or has ever been, a party to or bound by any Tax sharing agreement or similar Contract.

(g)	None of the Combined Companies has been a party to a transaction that is or is substantially similar to a “reportable transaction”, as such term is defined in Treasury Regulations Section 1.6011-4(b)(1).

(h)	None of the Combined Companies has ever been a member of an affiliated group filing a consolidated federal income Tax Return or any similar group for federal, state, local or foreign Tax purposes. None of the Combined Companies has any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

(i)	Each of the Combined Companies has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder of the Combined Companies or other Person.

(j)	None of the Combined Companies has participated in or is participating in an international boycott within the meaning of the Code Section 999.

(k)	None of the Combined Companies (or predecessors by merger or consolidation) has been a party to any transaction consummated on or after August 14, 2010 that was intended to qualify under Section 355 of the Code.

5.21	Suppliers

Section 5.21 of the Seller’s Disclosure Schedule sets forth a complete and accurate list of the 10 largest suppliers of materials, products or services to MRCI and GDPC in connection with the Business (measured by the aggregate dollar amount transferred from all such suppliers) during 2011. Since January 1, 2012 through the Effective Date, none of such suppliers has cancelled or terminated or otherwise materially altered (excluding (i) increases in the prices charged for supplies, materials, products or services and (ii) terminations of Contracts pursuant to the terms thereof other than due to a breach by the Combined Companies) such arrangements, notified Seller in writing of any intention to do any of the foregoing, or otherwise threatened in writing to cancel, terminate or seek to materially alter its relationship with MRCI or GDPC.

5.22	Customers

Section 5.22 of the Seller’s Disclosure Schedule sets forth (a) a complete and accurate list of the names of the 10 largest customers of the Business excluding Seller’s Affiliates, measured by the aggregate dollar amount of products, goods and services transferred from MRCI or GDPC during 2011 (collectively, the “Customers”) and (b) a complete and accurate list, in all material respects, of the amount for which each Customer was invoiced during such period. Except as set forth on Section 5.22 of the Seller’s Disclosure Schedule, since January 1, 2012 through the Effective Date, neither MRCI nor GDPC has received any written notice that any such Customer has ceased, or will cease, to purchase those types of products included in current and active programs for such Customer.

5.23	Intellectual Property

Section 5.23 of the Seller’s Disclosure Schedule set forth a true and complete list of (i) all patents and patent applications, (ii) all registered copyrights and copyright applications and (iii) all proprietary and licensed computer software, in each case owned or licensed by the Combined Companies, as applicable. All of the Intellectual Property Rights, excluding the licensed software, are owned, with good and marketable title by one of the Combined Companies, free and clear of all Liens, valid, enforceable and subsisting and, in respect of those Intellectual Property Rights set forth in subsection (i) and (ii) above, all related filings, registrations and material disclosures and elections have been provided to Buyer. The Combined Companies have sufficient rights to use all of the computer software used in the Business as presently conducted.

5.24	Limitation of Seller’s Representations and Warranties

Seller does not warrant title to the Assets and the title of the Combined Companies in and to the Assets shall, upon Closing, be deemed to be acceptable to Buyer for all purposes of this Agreement, subject to any claim for indemnification by Buyer pursuant to Article 11 for a breach by Seller of a Fundamental Representation of Seller or a breach by Seller of any of its covenants contained in Section 7.1 and Section 7.2. On Closing, the Assets will be possessed by the Combined Companies on an “as is, where is” basis, and all matters relating to Environmental Law shall be deemed satisfactory to Buyer for all purposes of this Agreement. Buyer acknowledges that it is relying solely upon its own counsel, consultants and due diligence respecting Seller, the Combined Companies and the Assets.

Seller has not made, does not make and specifically negates and disclaims any representations or warranties of any kind or character whatsoever, express or implied, oral or written, relating to, concerning or with respect to (a) the value, nature, quality, business prospects, income, profit potential, the costs associated with the ownership of or the present or future condition of the Assets (b) the compliance of the Assets or any of them with any laws of any Governmental Authority, (c) the liability, merchantability, marketability, profitability, suitability or fitness for a particular use or purpose of the Assets or any of them, including the Real Property, or (d) any other matter with respect thereto.

Except as expressly provided in Article 4 and Article 5, Seller expressly negates and disclaims, and shall not be liable for, any representation or warranty which may have been made or alleged to be made in any other document or instrument in connection herewith or in any statement or information made or communicated to Buyer in any manner (including any report, assessment, opinion, information or advice which may have been provided by Seller, the Combined Companies or any officer, employee, agent, lawyer, accountant, financial advisor, consultant, professional advisor or representative of Seller or the Combined Companies).

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as of the Effective Date that:

6.1	Corporate Existence and Power

Buyer is a limited partnership duly formed, validly existing and in good standing under the laws of its jurisdiction of organization and has all corporate or similar powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. Buyer is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except where the failure to be so qualified or to be in good standing would not reasonably be expected to materially impede or delay the Closing or the performance by Buyer of its obligations hereunder.

6.2	Corporate Authorization

The execution, delivery and performance by Buyer of this Agreement and the other agreements and instruments to be delivered hereunder, and the consummation of the transactions contemplated hereby and thereby are within the corporate or similar powers of Buyer and have been duly authorized by all necessary corporate or similar action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and this Agreement constitutes (and the other agreements and instruments to be delivered hereunder when executed and delivered by Buyer will constitute) a valid and binding agreement of Buyer enforceable against Buyer in accordance with its terms.

6.3	Governmental Authorization

The execution, delivery and performance by Buyer of this Agreement and the other agreements and instruments to be delivered hereunder and the consummation of the transactions contemplated hereby and thereby require no material action by or in respect of, or material filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act; and (ii) other actions or filings that, individually or in the aggregate, would not reasonably be expected to materially impede or delay the Closing or the performance by Buyer of its obligations hereunder.

6.4	Non-contravention

The execution, delivery and performance by Buyer of this Agreement and the other agreements and instruments to be delivered hereunder, and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate any of the governing documents of Buyer, (b) assuming compliance with the matters referred to in Section 6.3, violate any Applicable Law, judgment or decree applicable to Buyer, (c) conflict with, result in a breach of, constitute a default (or event which with the serving of notice or lapse of time, or both, would become a default) under, require any consent under, or give rise to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of any Contract, Permit or other authority binding upon Buyer, in the case of each of clauses (b) through (c), as would not reasonably be expected to materially impede or delay the Closing or the performance by Buyer of its obligations hereunder.

6.5	Financing

Buyer has, and will have at Closing, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Purchase Price and any other amounts to be paid by it hereunder. The consummation of the transactions contemplated by this Agreement by Buyer (including the payment of the Purchase Price and any other amounts to be paid hereunder) is not conditioned on the receipt by Buyer of any financing.

6.6	Litigation

As of the Effective Date, there is no action, suit, investigation or proceeding pending against, or to the knowledge of Buyer threatened against, Buyer before any arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

6.7	Finders’ Fees

Except for Evercore Group L.L.C., whose fees will be paid by Buyer, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer or any Affiliate thereof who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

6.8	Inspections; No Other Representations

Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of property and assets such as the Shares and the Assets as contemplated hereunder. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Buyer acknowledges that Seller has given Buyer complete and open access to the Assets and the key employees, documents and Facilities of the Business. Buyer will undertake prior to Closing such further investigation of the Assets and the Business and will request such additional documents and information as it deems necessary. Notwithstanding anything contained to the contrary in any other provision of this Agreement or any document delivered by Seller in connection herewith, Buyer acknowledges and agrees that Seller is not making any representation or warranty whatsoever, express, implied, statutory or otherwise, except as expressly set forth in this Agreement. Buyer acknowledges and agrees that the Assets and Real Property are being acquired “as is”, “where is”, “with all faults” basis and Buyer’s own risk and peril. Buyer agrees to accept the Assets and Real Property and the Business in the condition they are in on the Closing Date based on its own inspection, examination and determination with respect to all matters, including environmental matters, and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller, except as expressly set forth in this Agreement. Without limiting the generality of the foregoing, Buyer acknowledges that Seller has not made, does not make and expressly disclaims any and all representations and warranties of any kind or character whatsoever, express or implied, oral or written, relating to, concerning or with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Combined Companies or the Business or the future business and operations of the Combined Companies or the Business or (ii) any other information or documents made available to Buyer or its counsel, accountants or advisors with respect to the Combined Companies or the Business except as expressly set forth in this Agreement.

ARTICLE 7

COVENANTS OF SELLER

7.1	Conduct of the Business

From the Effective Date until the Closing Date, Seller shall in all material respects conduct the Business in the Ordinary Course of Business (including routine maintenance and routine preventative maintenance, and in material compliance with Applicable Law) and shall use its commercially reasonable efforts to preserve intact the Assets, the Business and its relationships with employees, agents, lessors, suppliers, customers and other third parties having business dealings with the Business, and to keep available the services of the present Business Employees. Without limiting the generality of the foregoing, from the Effective Date until the Closing Date, except as set out on Section 7.1 of the Seller’s Disclosure Schedule or in connection with the completion of the Internal Reorganization or as expressly contemplated hereby, Seller shall cause each of the Combined Companies not to, without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed):

(a)	acquire a material amount of assets from any other Person (other than acquisitions of any materials, supplies or goods on a spot market basis in the Ordinary Course of Business);

(b)	sell, lease, license or otherwise dispose of, or grant any right or Lien, except Permitted Liens, with respect to any Assets except (i) pursuant to existing Contracts or (ii) otherwise in the Ordinary Course of Business;

(c)	(i) enter into any Contract or arrangement that limits or otherwise restricts in any material respect the conduct of the Business or that could, after the Closing Date, limit or restrict in any material respect the Business, Buyer or any of its respective Affiliates, from engaging or competing in any line of business, in any location or with any Person, or (ii) enter into, amend or modify in any material respect or terminate any Material Contract other than in the Ordinary Course of Business;

(d)	(i) grant or increase any severance, change in control, retention, termination or similar pay to (or amend any existing arrangement with) any Participant, (ii) increase benefits payable under any existing severance, change in control or termination pay policies or employment Contracts or other Benefit Contracts with any Participant, (iii) enter into any employment, deferred compensation or other similar Contract or Benefit Contract (or amend any such existing Contract or Benefit Contract) with any Participant, (iv) establish, adopt or amend any Employee Plan or any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any Participant, (v) increase the compensation, bonus or other benefits payable to any Participant, or (vi) pay to any Participant any compensation or benefit not required under any Employee Plan or Benefit Contract, other than the payment of base cash compensation, in each case referred to in clauses (i)—(vi), other than (A) as expressly required by the provisions of any Employee Plan, (B) in the Ordinary Course of Business, (C) as required by Applicable Law, (D) as required by the terms of any Material Contract set forth on the Seller’s Disclosure Schedule or any Collective Bargaining Agreement or (E) as set forth on Section 7.1(d) of the Seller’s Disclosure Schedule;

(e)	enter into any settlement of any pending or threatened litigation or claim, or enter into any amendment of any existing settlement Contract, to the extent such settlement or amendment will materially interfere with or impose material additional cost in connection with Buyer’s ownership of the Shares or ownership or operation of the Assets or any portion of the Business from and after the Closing;

(f)	consent to the entry of (or amendment to) any decree, judgment or order by any Governmental Authority, or enter into (or amend) any other Contracts with any Governmental Authority, in each case to the extent such decree, judgment, order or Contract (or amendment) will materially interfere with or impose material additional costs in connection with Buyer’s ownership of the Shares or ownership or operation of the Assets or any portion of the Business from and after the Closing;

(g)	fail to maintain the Facilities in the Ordinary Course of Business or as required pursuant to Applicable Laws or the direction of any Governmental Authority;

(h)	fail to maintain insurance on the Assets at levels equal to or superior to existing insurance including with respect to coverage, deductibles or any other material terms, subject to commercially reasonable variations in coverage in connection with renewals for expiring insurance policies;

(i)	fail to maintain levels of supplies and spare parts at the levels maintained in the Ordinary Course of Business (without regard to the planned Refinery turnaround);

(j)	make or change any material Tax election; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; change any annual Tax accounting period; adopt or change any material method of Tax accounting; file any amended material Tax Return; enter into any Tax sharing agreement, advance pricing agreement or closing agreement relating to any material Tax; or surrender any right to claim a material Tax refund; or

(k)	agree or commit to do any of the foregoing.

7.2	Restricted Corporate Activities

In addition to the restrictions set forth in Section 7.1, from the Effective Date until the Closing Date, Seller shall cause each of the Combined Companies not to, without the prior written consent of Buyer (unless otherwise contemplated by this Agreement):

(a)	issue any of its equity securities or securities convertible into or based on the value of equity securities, or repurchase, redeem or otherwise acquire any such securities or make or propose to make any other change in its capitalization;

(b)	make any change to its constating documents or bylaws;

(c)	purchase any securities of any other Person;

(d)	take any action or enter into any commitment with respect to or in contemplation of any liquidation, dissolution or other winding up of its businesses or operations;

(e)	acquire (by merger, consolidation, acquisition of shares or assets or otherwise), in whole or in part, any corporation, partnership or other business organization or division thereof;

(f)	amalgamate, merge or consolidate its assets with any other Person; or

(g)	declare any dividend or make any distribution which could have effect after the Closing Date.

7.3	Access

(a)

From the Effective Date until the Closing Date, Seller will (i) give Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of Seller relating to the Combined Companies and the Business, (ii) furnish to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Combined Companies and the Business as such Persons may reasonably request, and (iii) instruct the employees, counsel and financial advisors of Seller to cooperate with Buyer in its investigation of the Combined Companies and the Business. Any investigation or other action by Buyer or its employees, advisors or representatives pursuant to this Section 7.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business. Notwithstanding the foregoing, Buyer may not under any circumstances conduct or cause to be conducted any sampling or other invasive investigation of the air, soil, soil gas, surface water, groundwater, building materials or other environmental media at any property related to the Combined Companies or the Business, including the Assets, the Facilities and the Real Property. Buyer bears the risk of injury and death to any of its employees, advisors or representatives who are provided access to the offices or properties of the Combined Companies hereunder, and, in accordance with the Confidentiality Agreement, shall indemnify, defend and hold Seller and its Affiliates harmless for all Damages resulting from Buyer’s or its employees’, advisors’ or representatives’ access to the offices or properties of the Combined Companies provided hereunder.

(b)	Notwithstanding anything in this Section 7.3 to the contrary, Buyer shall not have access to (i) personnel records of the Combined Companies relating to individual performance or evaluation records or medical histories, (ii) materials entitled to legal privilege (or which could jeopardize the attorney-client privilege of Seller or the Combined Companies), (iii) materials with respect to which Seller or any Combined Company owes an obligation of confidentiality to a third party or (iv) other information which in Seller’s good faith opinion is sensitive or could reasonably be expected to subject Seller or its Affiliates to the risk of liability. The Parties shall endeavor in good faith to make appropriate substitute disclosure arrangements, if practicable, in a manner that does not give rise to any of the circumstances referred to in the preceding sentence.

7.4	Notices of Certain Events

Seller shall promptly notify Buyer of any written notice or other written communication (or site visit) from:

(a)	any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)	any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)	any Person regarding the initiation of any actions, suits, investigations or proceedings relating to or otherwise affecting Seller, the Combined Companies, the Shares, the Assets or the Business that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 5.12; and

(d)	any Person regarding the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be reasonably likely to cause any condition to the obligations of Buyer to consummate the transactions contemplated hereby not to be satisfied.

7.5	Intra-Company Agreements

Prior to Closing, Seller shall, in connection with the Internal Reorganization, repay, settle or otherwise satisfy and extinguish all Intra-Company Agreements relating to Indebtedness and shall satisfy, terminate or otherwise amend to remove the Combined Companies as a party to any Intra-Company Agreements disclosed in Section 7.5 of the Seller’s Disclosure Schedule, in each case without any continuing liability or obligations on behalf of the Combined Companies to Seller or any of Seller’s Affiliates.

7.6	Internal Reorganization

Buyer hereby acknowledges and agrees that prior to the Closing Time Seller shall be authorized to complete the Internal Reorganization.

7.7	Financial Statement Assistance

For so long as Buyer or its Affiliates are required under Regulation S-X of the Securities Act of 1933 to separately include the financial statements of the Combined Companies in any registered offering of securities by Buyer or its Affiliates, Seller shall use its commercially reasonable efforts (a) to cause

Seller’s auditors to provide, at Buyer’s expense, such assistance as Buyer may request in connection with the preparation of the Audited Financial Statements and the Interim Financial Statements (including the delivery to Seller’s auditors of representation letters of Seller) and, in connection with any issuance of securities, to deliver customary “comfort letters” in connection therewith and (b) if requested by Buyer, to provide to Buyer such additional information with respect to the financial statements of the Combined Companies for the periods ending prior to the Closing as Buyer may reasonably request from time to time (provided that Buyer shall reimburse Seller for the reasonable, documented out-of-pocket costs incurred by Seller in connection with such cooperation); provided, however, that, Seller shall not (i) be required to deliver any representation letter, certificate or other information with respect to any use of such financial statements by Buyer or its Affiliates subsequent to the Closing Date or (ii) be responsible for any misstatement or omission in any of Buyer’s or its Affiliates’ securities filings or in respect of any of Buyer’s or its Affiliates’ financings caused by or resulting from the use by Buyer or its Affiliates of such financial statements.

ARTICLE 8

COVENANTS OF BUYER

8.1	Access

(a)	After the Closing Date, Buyer will afford promptly to Seller and their agents reasonable access during normal business hours to the Contracts, financial records and documents to which the Business, Assets or Shares are subject or to which any Combined Company is a party or by which any Combined Company is bound and to make copies thereof at Seller’s sole cost and expense, as Seller may require for purposes relating to its ownership of the Shares or the Assets on or prior to the Closing Date (including taxation matters that arise from or relate to acts, omissions, events, circumstances or operations prior to the Closing Date), including for the purposes of:

(i)	audits relating to periods prior to the Closing Date;

(ii)	Taxes relating to Pre-Closing Tax Periods;

(iii)	compliance with Applicable Law in respect of any matter occurring prior to the Closing Date; or

(iv)	any action, suit, investigation or proceeding commenced or threatened by Buyer or any other Person against Seller or its Affiliates in respect of any matter relating to MRCI, GDPC or the Business occurring prior to the Closing Date.

(b)	If Buyer disposes or causes any Combined Company to dispose of any of the Assets or Shares to a third party, Buyer will take reasonable steps to enable Seller to have continued access to those materials, provided that Buyer will not be required to retain copies of those materials following any such disposition.

8.2	Maintenance of Information

All of the information, materials and other records delivered to Buyer pursuant to the terms hereof shall be maintained in good order and good condition and kept in a reasonably accessible location by Buyer and its Affiliates for a period of seven (7) years from the Closing Date or for any longer period as may be required under Applicable Law (the “Retention Period”). At any time prior to the expiration of the Retention Period, Buyer may destroy or give up possession of any such information or materials if it first delivers at least sixty (60) days prior written notice to Seller containing a detailed listing of the information and materials proposed to be destroyed and offering Seller the opportunity, at the expense of Seller, to obtain delivery of or a copy of so much of such information or materials as Seller, as applicable, in its sole discretion desires.

8.3	Removal of Seller’s Name and Discontinuance of use of Trademarks

Following the Closing, neither Buyer nor any of its Affiliates shall be entitled to adopt, employ or make any use of (i) any Trademark containing or associated with the term “Montana Refining” or (ii) any variation or derivative of the foregoing, including anything that is confusingly similar thereto (the “Retained Name”). Buyer shall, as soon as is reasonably practicable and in any event within ninety (90) days following the Closing Date, remove, destroy or paint over, as appropriate, any trademark, service mark, trade name, logo or signage (including signs displaying Seller’s emergency contact information) indicating that the Assets were owned or operated by or otherwise affiliated with Seller or any of their Affiliates, provided that this requirement shall not apply with respect to (i) the appearance of the Retained Name in or on any tools, engineering/manufacturing drawings, manuals, work sheets, operating procedures, other written materials or assets that are used for internal purposes only in connection with the Business; (ii) the appearance of the Retained Name in or on any third party’s publications, marketing materials, brochures, instruction sheets, equipment or products that were distributed in the Ordinary Course of Business or pursuant to a Contract prior to the Closing Date, and that generally are in the public domain, or any other similar uses by any such third party over which Buyer has no control; or (iii) the use of the Retained Name in a non-trademark manner including for purposes of conveying to customers or the general public that the Combined Companies are no longer affiliated with Seller, and/or to reference historical details concerning the Business.

8.4	Confidentiality

Buyer acknowledges that all information provided to Buyer or any of its Affiliates, directors, officers, employees, counsel, auditors, accountants, agents, advisors and other representatives by Seller and its respective directors, officers, employees, counsel, auditors, accountants, agents, advisors and other representatives is subject to the terms of the Confidentiality Agreement, the terms of which are hereby incorporated by reference. Effective upon, and only upon Closing, the Confidentiality Agreement shall terminate; provided, however, that Buyer acknowledges that the Confidentiality Agreement shall terminate only with respect to information provided to any of Buyer and its Affiliates, directors, officers, employees, counsel, auditors, accountants, agents, advisors and other representatives that relates solely to the Shares, the Assets, MRCI and GDPC; and provided further, that Buyer acknowledges that any and all information provided or made available to Buyer or any of its Affiliates, directors, officers, employees, counsel, auditors, accountants, agents, advisors and other representatives by or on behalf of Seller (other than information related solely to the Shares, the Assets, MRCI and GDPC) shall remain subject to the terms and conditions of the Confidentiality Agreement on and after the Closing Date.

8.5	Continuing Indemnification of Directors and Officers

For six years after the Closing, Buyer shall, and shall cause the Combined Companies to, honor and fulfill in all respects the obligations of the Combined Companies under any and all indemnification agreements set forth on Section 8.5 of the Seller’s Disclosure Schedule in effect immediately prior to the Closing Date between the Combined Companies and their officers and directors. In addition, for a period of six years following the Closing Date, Buyer shall cause the Combined Companies’ certificate of incorporation and bylaws to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the incorporation and bylaws of the Combined Companies immediately prior to the Closing Date, and during such six year period, such provisions shall not be amended, repealed or otherwise modified in any respect, except as required by Applicable Laws.

8.6	Notices of Certain Events

Buyer shall promptly notify Seller of any written or oral notice or other written or oral communication (or site visit) from:

(a)	any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)	any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)	any Person regarding the initiation of any actions, suits, investigations or proceedings relating to or otherwise affecting Buyer that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 6.6; and

(d)	any Person regarding the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be reasonably likely to cause any condition to the obligations of Seller to consummate the transactions contemplated hereby not to be satisfied.

ARTICLE 9

COVENANTS OF BUYER AND SELLER

9.1	Best Efforts; Further Assurance

(a)	Subject to the terms and conditions of this Agreement, Buyer and Seller will use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material Contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) taking such actions, making such filings and furnishing information required in connection therewith, and seeking to obtain on a timely basis any such actions, consents, approvals or waivers from such parties. No Party shall be obligated to make any payment to any Person to obtain any consent, approval or waiver of such Person under any Contract.

(b)	Each of Buyer and Seller shall (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten (10) Business Days of the Effective Date, (ii) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (iii) take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Buyer shall promptly take (and shall cause its Affiliates to promptly take) any and all action necessary, including participating in and actively defending against or otherwise pursuing any litigation that may be commenced by a Governmental Authority or private party relating to this Agreement or the transactions contemplated hereby, to avoid the entry of, or to effect the dissolution of or vacate or lift, any order that would have the effect of preventing or delaying the Closing and to resolve the objections, if any, that any Governmental Authority or private party may assert under any Applicable Law with respect to the transactions contemplated by this Agreement, and, consistent with the foregoing, to avoid or eliminate each and every impediment under any Applicable Law asserted by any Governmental Authority or private party with respect to the purchase by Buyer of the Shares so as to enable the Closing to occur as soon as reasonably possible.

(c)

Each of Buyer and Seller shall promptly inform the other Party upon receipt of any communication from any Governmental Authority or private party regarding any of the transactions contemplated by this Agreement. If Buyer or Seller (or any of their respective Affiliates) receives a request for additional information from any Governmental Authority that is related to the transactions contemplated by this Agreement, then such Party shall endeavor in good faith to make, or cause to be made, to the extent practicable and after consultation with the other Party, an appropriate response to such request. No Party shall participate in any meeting, or engage in any material substantive conversation, with any Governmental Authority without giving the other Party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. Buyer shall advise Seller promptly of any understandings, undertakings or Contracts (oral or written) which Buyer proposes to make or enter into with any Governmental Authority in connection with the transactions contemplated by this Agreement. For the avoidance of doubt and irrespective of whether the sale of the Business occurs, Buyer shall not require Seller or any of its Affiliates to, and neither Seller nor any of its Affiliates shall be required to, take any action with respect to any order of any Governmental Authority or any Applicable Law which would bind Seller or any of its Affiliates.

(d)	Seller and Buyer agree to execute and deliver such other documents, certificates, Contracts and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement and to vest in Buyer good and marketable title to the Shares; provided that such documents, certificates, Contracts, other writings or actions shall not require Seller or its Affiliates or any other Person to make any additional representations, warranties or covenants, express or implied, not contained in this Agreement.

9.2	Public Announcements

The Parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press releases and public statements the making of which may be required by Applicable Law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

9.3	WARN Act

Buyer represents and warrants to Seller that there will be no major employment losses as a consequence of the actions of or failure to act by Buyer in connection with the transactions contemplated by this Agreement that might trigger obligations under the WARN Act. Buyer hereby indemnifies Seller Indemnified Parties against and agrees to hold each of them harmless from any and all Damages incurred or suffered by Seller or any of their Affiliates with respect to the WARN Act or any similar state or local law arising as a result of the actions of or failure to act by Buyer in connection with the transactions contemplated by this Agreement including, for the avoidance of doubt, all Damages triggered directly or indirectly by any terminations of employment initiated by Buyer or its Affiliates at any time from the Closing Date to the end of the ninety (90) day period commencing on the first Business Day following the Closing Date. Seller shall provide to Buyer, on the Closing Date, a list of all employees terminated by either of the Combined Companies in the ninety (90) day period immediately prior to the Closing Date.

9.4	Litigation Cooperation

(a)	In connection with the defense or prosecution of any suit, action or proceeding relating to the Combined Companies or the Business each Party shall (i) cooperate, and cause its respective Affiliates to cooperate, in the defense or prosecution of such suit, action or proceeding, (ii) furnish or cause to be furnished such documents, records, information and testimony, grant or cause to be granted access to all reasonably requested witnesses, and attend such conferences, discovery proceedings, hearings, trials or appeals, in each case as may be reasonably requested in connection therewith, and (iii) take all commercially reasonable steps to make available to the other Party, upon written request, its former and current employees, other personnel and agents (whether as witnesses or otherwise) to the extent that such persons may reasonably be required in connection therewith.

(b)	Neither Seller nor Buyer will (and each of Seller and Buyer shall cause its respective Affiliates not to) destroy or dispose of any documents, records or information that a Party may have the right to obtain pursuant to Section 9.4(a) without first using its reasonable best efforts to notify the other Party of the proposed destruction or disposition and giving the other Party the opportunity to take possession of or copy such documents, records or information prior to such destruction or disposition.

9.5	Contact with Customers and Vendors

Without the prior written consent of Seller (which consent shall not be unreasonably withheld, delayed or conditioned), Buyer and its Affiliates shall not, prior to the Closing Date, contact any customer, vendor, supplier or employee of, or any other Person having business dealings with, Seller or the Combined Companies with respect to the Business or with respect to any aspect of the transactions contemplated under this Agreement; provided that Seller and Buyer shall cooperate in contacting, prior to the Closing Date, customers and suppliers of the Combined Companies as reasonably necessary for the purposes of transferring or establishing credit and related security arrangements.

9.6	Title Policies

Buyer may procure, at its sole cost and expense, owner’s title insurance policies with respect to the Owned Real Property; provided that Buyer’s ability or inability to obtain title insurance on such Owned Real Property shall not result in an adjustment to Purchase Price; and provided further, that the foregoing shall not be deemed to mitigate Seller’s representations and warranties set forth in Section 5.15. Seller and its Affiliates shall execute and deliver to the title insurance company such affidavits, certificates and other documentation as may be reasonably requested to facilitate the issuance of title insurance policies for the Owned Real Property; provided that nothing in such affidavits, certificates or documentation shall require Seller or its Affiliates to incur any liabilities or obligations to any Person that are not otherwise expressly set forth in this Agreement or to certify or attest to facts or circumstances that are not factually true, correct or complete in any respect. Seller agrees to use its reasonably commercial efforts to assist Buyer with any reasonable request in Buyer’s efforts to obtain such title policies.

ARTICLE 10

TAX MATTERS

10.1	Tax Filings by Seller

Seller shall timely (with applicable extensions) file or cause to be prepared and timely (with applicable extensions) filed all Tax Returns of each Combined Company that are required to be filed on or before the Closing Date. Nothing in this Agreement shall constitute any representation, warranty or indemnity by Seller in respect of the Tax pools or other Tax attributes of any Combined Company.

10.2	Tax Filings by Buyer

(a)	Buyer shall timely (with applicable extensions) file or cause to be prepared and timely (with applicable extensions) filed all Tax Returns of each Combined Company for any taxable period ending on or before the Closing Date and any Straddle Period that are required to be filed after the Closing Date and such Tax Returns shall be prepared in a manner consistent with prior Tax Returns of the Combined Company. Buyer shall deliver to Seller a complete and accurate copy of each such Tax Return prepared and filed by Buyer pursuant to this Section 10.2 within 15 days of filing.

(b)	Buyer shall not and shall not cause any Combined Company to refile any Tax Return or change, amend or modify any Tax method, principle, practice or election of any Combined Company that would affect Tax Returns for Tax periods ending on or before the Closing Date without the prior written consent of Seller, which will not be unreasonably withheld.

(c)	Buyer shall provide Seller with a draft copy of any Tax Returns prepared pursuant to this Section 10.2 no later than forty-five (45) days prior to the filing deadline for review by Seller and Seller shall provide any comments to Buyer within twenty-one (21) days of receipt of the draft Tax Returns. Seller shall revise such Tax Returns prior to filing to take into account any reasonable changes to such Tax Returns requested by Seller.

(d)	Buyer and Seller shall each pay 50% of any sales, use, stamp, transfer, registration, value-added, documentary and similar Taxes and recording and filing fees applicable to the transfer of the Shares by Seller to Buyer in accordance with this Agreement (“Transfer Taxes”).

10.3	Cooperation

Each Party shall, and shall use reasonable efforts to cause its Affiliates to, provide to the other Party such cooperation and information as any of them may reasonably request in filing any Tax Returns or claim for refund determining a liability for Taxes or a right to refund of Taxes or in conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with relevant accompanying schedules, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning the ownership and Tax basis of property, which such Party may possess. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided.

10.4	Tax Refunds and Reductions

(a)	If Buyer or any Affiliate of Buyer (including any Combined Company) receives or has a right to receive a refund of any Taxes for any Pre-Closing Tax Period, or if Seller or any Affiliate of Seller other than any Combined Company receives or has a right to receive a refund of any Taxes for any Tax period beginning after the Closing Date, the Party who receives or has a right to receive or whose Affiliate receives such refund shall, within thirty (30) days after receipt of or becoming aware of the right to receive such refund, remit it to the Party which has responsibility for such Taxes hereunder. For the purposes of this Section 10.4, the term “refund” shall include a reduction in Tax and the use of an overpayment as a credit or other tax offset, and receipt of a refund shall occur upon the filing of a return or an adjustment thereto using such reduction, overpayment or offset or upon the receipt of cash.

(b)	The provisions of this Section 10.4 shall not apply to any amount that (i) has been accounted for in the determination of the final Working Capital pursuant to Section 2.7 or Section 2.8, as applicable, or (ii) arises as the result of a carryback of a loss or other Tax benefit from a Tax period beginning after the Closing Date.

10.5	Tax Audits

(a)	Seller shall exercise, at its sole cost and expense, complete control over the handling, disposition and settlement of any Governmental Authority inquiry, examination or proceeding with respect to Taxes of any Combined Company for any taxable period for which Seller is or may be liable or may be required to indemnify Buyer pursuant to this Agreement (a “Tax Audit”).

(b)	Buyer or Seller, as applicable, shall notify the other Party in writing promptly upon learning of any Tax Audit provided that any failure of a Party to so notify the other party of any Tax Audit shall not relieve such Party of any liability with respect to such Tax Audit except to the extent the other Party was actually prejudiced as a result thereof.

(c)	Seller shall keep Buyer reasonably informed of the progress of any Tax Audit under Seller’s sole control pursuant to this Section 10.5, and Seller shall not effect any settlement or compromise of any such Tax Audit that would materially increase the Taxes for which Buyer is liable under this Agreement without obtaining Buyer’s prior written consent thereto, which consent shall not be unreasonably withheld or delayed.

(d)	Buyer shall cooperate with Seller, as Seller may reasonably require, in any such Tax Audit.

(e)	The provisions of Section 12.3 do not apply to a Tax Audit.

10.6	Purchase Price Allocation

The Purchase Price shall be allocated among the Shares as follows: $119,999,990.00 to the MRCI Shares and $10.00 to the GDPC Shares. Neither Buyer, Seller nor any of their Affiliates shall assert or maintain a position inconsistent with such allocation in connection with any Tax Return or any inquiry, examination or proceeding or any other matter with respect to Taxes; provided, however, that nothing contained herein shall prevent Buyer or Seller from settling any proposed deficiency or adjustment by any taxing authority based upon or arising out of such allocation, and neither Buyer nor Seller shall be required to litigate before any court any proposed deficiency or adjustment by any taxing authority challenging such allocation. Such allocation shall be revised by the Parties so as to reflect any adjustments to the Purchase Price in accordance with the provisions of Sections 2.4 and 2.7 by allocating such adjustments to the MRCI Shares.

ARTICLE 11

CONDITIONS TO CLOSING

11.1	Conditions to Obligations of Buyer and Seller

The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction, or waiver by each of Buyer and Seller, of the following conditions:

(a)	All necessary filings and notifications under the HSR Act relating to the transactions contemplated hereby shall have been made and any applicable waiting period under the HSR Act shall have expired or been terminated.

(b)	All filings and notices required by the Consent Decree shall have been made within the times specified in the Consent Decree, and the thirty (30) day notice period specified in the Consent Decree shall have elapsed.

(c)	No order, ruling, judgment, injunction or decree, preliminary or otherwise, issued by any Governmental Authority of competent jurisdiction shall (i) prohibit the consummation of the Closing or (ii) reasonably be expected to have a Material Adverse Effect on the ownership of the Shares or the operation of the Business (as it is currently operated by MRCI and GDPC) by Buyer after the Closing.

11.2	Conditions to Obligation of Buyer

The obligation of Buyer to consummate the Closing is subject to the satisfaction, or waiver by Buyer, of the following further conditions:

(a)	(i) Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date; (ii) the representations and warranties of Seller contained in this Agreement and in any certificate or other writing delivered by Seller pursuant hereto (disregarding any materiality or Material Adverse Effect or similar qualifications contained therein) shall be true (prior to any amendment or supplements of the Seller’s Disclosure Schedule pursuant to Section 14.11) at and as of the Closing Date, as if made at and as of such date (except for representations and warranties that are made as of a specific date, which representations and warranties shall be true as of such specific date, disregarding, for purposes of this parenthetical, the reference to “as of the Effective Date” in the lead in clause to Article 4 and Article 5), with only such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect; and (iii) Buyer shall have received a certificate signed by an executive officer of Seller on behalf of Seller to the foregoing effect.

(b)	All consents and authorizations specified in Section 11.2(b) of the Seller’s Disclosure Schedule required for the consummation of the transactions contemplated by this Agreement shall have been obtained and remain in effect.

(c)	Seller shall have delivered to Buyer the Audited Financial Statements and the Interim Financial Statements.

(d)	Seller shall have paid the Excise Tax in full and delivered to Buyer written evidence of such payment in a form reasonably acceptable to Buyer.

(e)	From the Effective Date to the Closing, there shall not have been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

11.3	Conditions to Obligation of Seller

The obligation of Seller to consummate the Closing is subject to the satisfaction, or waiver by Seller, of the following further conditions:

(a)	(i) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date, (ii) the representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto shall be true in all material respects at and as of the Closing Date, as if made at and as of such date (except for representations and warranties that are made as of a specific date, which representations and warranties shall be true as of such specific date, disregarding, for purposes of this parenthetical, the reference to “as of the Effective Date” in the lead in clause to Article 6) and (iii) Seller shall have received a certificate signed by an executive officer of Buyer on behalf of Buyer to the foregoing effect.

(b)	Buyer shall have executed a modification of the Consent Decree providing that the terms and conditions of the Consent Decree will apply to Buyer.

(c)	Buyer shall have delivered to Seller evidence of the release as of the Closing Date of Seller and its Affiliates, in form and substance reasonably acceptable to Seller, from all obligations relating to any guarantees, letters of credit, bonds, security deposits, financial assurances and other security obligations and any liabilities and obligations related thereto.

ARTICLE 12

SURVIVAL AND INDEMNIFICATION

12.1	Survival

(a)	The representations and warranties of the Parties contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive until Closing; except that the representations, and warranties contained in Sections 4.1 (Corporate Existence and Power), 4.2 (Corporate Authorization), 4.6 (Ownership of Shares), 4.7 (Finders’ Fees), 5.1 (Corporate Existence and Power), 5.3 (Authorized and Issued Capital), 5.4 (No Share Rights), 5.20 (Tax Matters), 5.24 (Limitation of Seller’s Representations and Warranties), 6.1 (Corporate Existence and Power), 6.2 (Corporate Authorization), 6.7 (Finders’ Fees) and 6.8 (Inspections; No Other Representations) (collectively, the “Fundamental Representations”) shall survive until the expiry of the applicable statute of limitations.

(b)	The covenants and agreements and indemnification of the Parties contained in this Agreement shall survive the Closing indefinitely or for the shorter period explicitly specified therein.

12.2	Indemnification

(a)	Effective at and after the Closing and subject to the other provisions of this Article 12, Seller hereby indemnifies Buyer and its Affiliates, and its and their respective successors and assigns, and each of their respective directors, officers and attorneys (or Persons in a similar capacity) and employees (each, a “Buyer Indemnified Party”) against, and agrees to defend and hold each of them harmless from, any and all damages, penalties, fines, costs, losses and expenses (including reasonable legal fees and expenses in connection with any action, suit or proceeding, including amounts paid in settlement) (“Damages”) imposed upon or actually incurred or suffered by any Buyer Indemnified Party to the extent such Damages are in connection with, resulting from or arising out of any breach of a Fundamental Representation (each breach, a “Warranty Breach”) by Seller or breach by Seller of covenant contained in Section 7.1 or Section 7.2 of this Agreement.

(b)	Effective at and after the Closing and subject to the other provisions of this Article 12, Buyer hereby indemnifies Seller and its Affiliates and their respective successors and assigns, and each of their respective directors, officers and attorneys (or Persons in a similar capacity) and employees (each, a “Seller Indemnified Party”) against, and agrees to defend and hold each of them harmless from, any and all Damages imposed upon or actually incurred or suffered by any Seller Indemnified Party to the extent such Damages are in connection with, resulting from or arising out of:

(i)	any Warranty Breach by Buyer or a breach by Buyer of the covenants contained in Sections 8.1, 8.2 or 8.5 of this Agreement;

(ii)	the Assets, the Real Property or the Business; or

(iii)	the Release of Hazardous Substances on or allegedly from the Assets and Real Property before and after the Closing Date.

(c)	Buyer and Seller agree that any payments made pursuant to this Section 12.2 shall be treated for all Tax purposes as an adjustment to the Purchase Price unless otherwise required by Applicable Law.

12.3	Third Party Claim Procedures

(a)	The Party seeking indemnification under this Article 12 (or any other provision of this Agreement that expressly provides for indemnification) (the “Indemnified Party”) agrees to give prompt notice in writing to the Party against whom indemnity is to be sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any suit, action or proceeding by any third party (“Third Party Claim”) in respect of which indemnity may be sought under this Article or such other provision of this Agreement. Such notice shall set forth in reasonable detail such Third Party Claim, including the amount thereof (estimated, if necessary, and if then estimable), and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party.

(b)	The Indemnifying Party shall be entitled to participate in the defense of any Third Party Claim and, subject to the limitations set forth in this Section 12.3, shall be entitled to control and appoint lead counsel for such defense, in each case at its own expense.

(c)	If the Indemnifying Party shall assume the control of the defense of any Third Party Claim in accordance with the provisions of this Section 12.3, (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld) before entering into any settlement of such Third Party Claim, if the settlement does not expressly unconditionally release the Indemnified Party and its Affiliates from all liabilities and obligations with respect to such Third Party Claim or the settlement imposes injunctive or other equitable relief against the Indemnified Party or any of its Affiliates, (ii) the Indemnified Party shall be entitled to participate in the defense of any Third Party Claim and to employ separate counsel of its choice for such purpose and (iii) the Indemnified Party shall not enter into any settlement of such Third Party Claim without the prior written consent of the Indemnifying Party. The fees and expenses of such separate counsel shall be paid by the Indemnified Party.

(d)	In connection with the defense or prosecution of any Third Party Claim, each Party shall (i) cooperate, and cause its respective Affiliates to cooperate, in the defense or prosecution of such claim, (ii) furnish or cause to be furnished such documents, records, information and testimony, grant or cause to be granted access to all reasonably requested witnesses, and attend such conferences, discovery proceedings, hearings, trials or appeals, in each case as may be reasonably requested in connection therewith, and (iii) take all reasonable steps to make available to the other Party, upon written request, its former and current employees, other personnel and agents (whether as witnesses or otherwise) to the extent that such persons may reasonably be required in connection therewith. Neither Seller nor Buyer will (and each of Seller and Buyer shall cause its respective Affiliates not to) destroy or dispose of any documents, records or information related to the defense or prosecution of any Third Party Claim without first using its reasonable best efforts to notify the other Party of the proposed destruction or disposition and giving the other Party the opportunity to take possession of or copy such documents, records or information prior to such destruction or disposition.

12.4	Tax Indemnification

(a)	Effective at and after the Closing and subject to the other provisions of this Article 12, (except Section 12.3), Seller hereby indemnifies Buyer and its Affiliates, and their respective successors and assigns, against, and agrees to defend and hold each of them harmless for any and all damages, penalties, fines, costs, losses and expenses (including reasonable legal fees and expenses in connection with any action, suit or proceeding, including amounts paid in settlement) imposed upon or actually incurred or suffered by Buyer or its Affiliates, including the Combined Companies, to the extent such amounts are in connection with, resulting from or arising out of any:

(i)	income Taxes imposed exclusively on Seller (including Taxes imposed on the sale of Shares pursuant to this Agreement);

(ii)	liability of any of the Combined Companies for unpaid Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law) for any Tax Period ending on or before the Closing Date; and

(iii)	Taxes for any Pre-Closing Tax Period to the extent that Taxes for such Pre-Closing Tax Period have not been paid by such Combined Company prior to the Closing Date;

provided, however, that Seller shall have no liability under this Section 12.4 for:

(A)	more than 50% of any Transfer Taxes;

(B)	any Taxes included in calculating the Working Capital or Post Closing Accounting Adjustments; or

(C)	any Taxes arising on the Closing Date but after the Closing that arose as a result of actions of Buyer or its Affiliates, including the Combined Companies, other than in the Ordinary Course of Business.

(b)	Effective at and after the Closing and subject to the other provisions of this Article 12, Buyer hereby indemnifies Seller and its Affiliates, and their respective successors and assigns, against, and agrees to defend and hold each of them harmless for any and all damages, penalties, fines, costs, losses and expenses (including reasonable legal fees and expenses in connection with any action, suit or proceeding, including amounts paid in settlement) imposed upon or actually incurred or suffered by Seller or its Affiliates to the extent such amounts are in connection with, resulting from or arising out of any:

(i)	Taxes not attributable to a Pre-Closing Tax Period; and

(ii)	Taxes arising on the Closing Date but after the Closing that arose as a result of actions of Buyer or its Affiliates, including the Combined Companies, other than in the Ordinary Course of Business; and

(iii)	Transfer Taxes exceeding the 50% thereof for which Seller is responsible pursuant to Section 10.2(d).

(c)	Buyer and Seller agree that any payments made pursuant to this Section 12.4 shall be treated for all Tax purposes as an adjustment to the Purchase Price unless otherwise required by Applicable Law.

(d)

For purposes of this Section 12.4, the amount of Taxes for a Straddle Period that are allocable to the portion of the Straddle Period that is included in a Pre-Closing Tax Period shall be determined as follows: (y) in the case of real property Taxes, personal property Taxes and similar ad valorem Taxes and Taxes on capital, the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (z) in the case of all other Taxes, determined as though the taxable year of the relevant Combined Company terminated at the close of business on the Closing Date except that deductions for depreciation and comparable Tax items for the Straddle Period shall be allocated to the Pre-Closing Tax Period on a per diem basis.

12.5	Direct Claim Procedures

In the event an Indemnified Party has a claim for indemnity under this Article 12 (or any other provision of this Agreement that expressly provides for indemnification) against an Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party agrees to give prompt notice in writing of such claim to the Indemnifying Party. Such notice shall set forth in reasonable detail such claim, including the amount thereof (estimated, if necessary, and if then estimable), and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party.

12.6	Calculation of Damages

(a)	The amount of any Damages payable under this Article 12 (or any other provision of this Agreement that expressly provides for indemnification) by the Indemnifying Party shall be net of any amounts recovered or recoverable by the Indemnified Party under applicable insurance policies, or from any other Person alleged to be responsible therefor and the present value of any Tax benefit realized by the Indemnified Party arising from the incurrence or payment of any such Damages. The present value of any such Tax benefit shall be computed (x) using a discount rate equal to the mid-term applicable federal rate in effect at the time the relevant payment is made, (y) assuming that the Tax benefit will be used at the earliest date or dates allowable by Applicable Law and (z) using the maximum federal or state, as the case may be, corporate Tax rate in effect at the time the relevant payment is made. If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages, subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party.

(b)	Notwithstanding anything to the contrary herein, the Indemnifying Party shall not be liable under this Agreement for any (i) Damages relating to any matter to the extent that the Indemnified Party had been compensated for such matter pursuant to the adjustments under Sections 2.4 or 2.7, (ii) consequential, indirect, incidental, special, exemplary or punitive Damages or (iii) Damages for lost profits or opportunities.

(c)	Each Indemnified Party must use its respective commercially reasonable efforts to mitigate any loss for which such Indemnified Party seeks indemnification under this Agreement. If such Indemnified Party mitigates its loss after the Indemnifying Party has paid the Indemnified Party under any indemnification provision of this Agreement in respect of that loss, the Indemnified Party must notify the Indemnifying Party and pay to the Indemnifying Party the extent of the value of the benefit to the Indemnified Party of that mitigation within five (5) Business Days after the benefit is received.

(d)	Each Indemnified Party shall use its respective commercially reasonable efforts to collect any amounts available under insurance coverage, or from any other Person potentially responsible, for any Damages payable under this Article 12 (or any other provision of this Agreement that expressly provides for indemnification).

12.7	Assignment of Claims

If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Damages pursuant to Section 12.2 and the Indemnified Party potentially could have recovered all or a part of such Damages from a third party (a “Potential Contributor”), the Indemnified Party shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

12.8	Exclusivity

Except as specifically set forth in this Agreement, effective as of the Closing, Buyer (on behalf of itself and its Affiliates) waives any rights and claims Buyer and its Affiliates may have against Seller or any of its Affiliates or their respective officers, directors or employees, whether in law or in equity, relating to the Business, the Shares, the Assets or the transactions contemplated hereby. The rights and claims waived by Buyer include claims for contribution or other rights of recovery arising out of or relating to any Environmental Law (whether now or hereinafter in effect), claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all other claims for breach of duty. After the Closing, this Article 12 will provide the exclusive remedy for any misrepresentation or breach of warranty or any breach of any covenant contained in Sections 7.1 or 7.2. Notwithstanding anything in the foregoing to the contrary, nothing in this Agreement or any documents or certificates delivered in connection with this Agreement shall limit any liability for Fraud and the limitations on liability set forth in Section 12.1 and Section 12.2 shall not apply to liabilities for Fraud.

ARTICLE 13

TERMINATION

13.1	Grounds for Termination

This Agreement may be terminated at any time prior to the Closing:

(a)	by mutual written agreement of Seller and Buyer;

(b)	by either Seller or Buyer if the Closing shall not have been consummated on or before the six month anniversary of the date of this Agreement; provided that the right to terminate this Agreement pursuant to this Section 13.1(b) shall not be available to any Party whose breach of any provision of this Agreement results in the failure of the Closing to be consummated by such date;

(c)	by either Seller or Buyer if consummation of the transactions contemplated hereby would violate any non-appealable final order, decree or judgment of any Governmental Authority having competent jurisdiction; or

(d)	by either Party if (i) there has been a violation or breach by the other Party of any covenant, representation or warranty contained in this Agreement (which has not been waived in writing by the non-breaching Party), (ii) such violation or breach is not capable of being cured by the date set forth in Section 13.1(b) or, after receipt by the breaching Party of a written notice of such violation or breach by the non-breaching Party, the breaching Party does not use commercially reasonable efforts to cure such violation or breach as promptly as reasonably practicable and (iii) such violation or breach would result in a failure of the conditions set forth in Article 11 being satisfied (other than conditions that by their nature are to be (and will be) satisfied or waived at Closing).

The Party desiring to terminate this Agreement pursuant to Section 13.1(b) or Section 13.1(c) shall give written notice of such termination to the other Party.

13.2	Effect of Termination

If this Agreement is terminated as permitted by Section 13.1, such termination shall be without liability of either Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to the other Party to this Agreement; provided that if such termination shall result from the willful and knowing (i) failure of either Party to fulfill a condition to the performance of the obligations of the other Party, (ii) failure to perform a covenant of this Agreement or (iii) breach by either Party hereto of any representation or warranty or agreement contained herein, such Party shall be fully liable for any and all Damages incurred or suffered by the other Party as a result of such failure or breach. The provisions of Sections 14.2, 14.3, 14.4, 14.5, 14.6, 14.7 and 14.9 shall survive any termination hereof pursuant to Section 13.1.

ARTICLE 14

MISCELLANEOUS

14.1	Notices

All notices, requests and other communications to any Party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given,

(a)	if to Buyer, to:

Calumet Specialty Products Partners, L.P.

2780 Waterfront Parkway East Drive, Suite 200

Indianapolis, Indiana 46214

Attention: Jennifer Straumins

Facsimile No.: 317-328-5668

E-mail: Jennifer.straumins@calumetspecialty.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston,  Texas 77002

Attention: J. Michael Chambers

David Kurzweil

Facsimile No.: 713-546-5401

E-mail:     michael.chambers@lw.com

david.kurzweil@lw.com

(b)	if to Seller, to:

Montana Refinery Company, Inc.

c/o Connacher Oil and Gas Limited

900, 332 6th Ave SW

Calgary, AB T2P 0B9

Attention: Chief Executive Officer

Facsimile No.: (403) 538-6222

E-mail: psametz@connacheroil.com

with a copy (which shall not constitute notice) to:

Norton Rose Canada LLP

3700, 400 Third Ave SW

Calgary, AB T2P 4H2

Attention: Jennifer K. Kennedy

Facsimile No.: (403) 264-5973

Email: Jennifer.Kennedy@nortonrose.com

or such other address or facsimile number as such Party may hereafter specify for the purpose by notice to the other Parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

14.2	Amendments and Waivers

(a)	Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(b)	Except as expressly set forth herein, no failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

14.3	Expenses

Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

14.4	Successors and Assigns

The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns. No Party may assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without the prior written consent of the other Party; provided, however, that each Party may assign either this Agreement or any of its rights, interests or obligations hereunder, without the prior written approval of the other Party, to its (direct or indirect) wholly owned subsidiary, provided that no such assignment shall (A) relieve any Party from any of its obligations or liabilities under this Agreement or (B) delay, impair or impede the consummation of the transactions contemplated by this Agreement or the performance of such party’s obligations hereunder.

14.5	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

14.6	Jurisdiction

The Parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the State of Delaware jurisdiction, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the Parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 14.1 shall be deemed effective service of process on such Party.

14.7	WAIVER OF JURY TRIAL

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

14.8	Counterparts; Effectiveness; Third Party Beneficiaries

This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Party hereto. Until and unless each Party has received a counterpart hereof signed by the other Party hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Except as provided with respect to indemnification of Indemnified Parties as set forth in Article 12 and the continuation of indemnification of directors and officers of the Combined Companies as set forth in Section 8.5, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the Parties hereto and their respective successors and permitted assigns.

14.9	Entire Agreement

This Agreement (including the schedules and exhibits referred to in this Agreement) and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter hereof and thereof.

14.10	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

14.11	Disclosure Schedule

(a)

Seller has set forth information on the Seller’s Disclosure Schedule in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of the Seller’s Disclosure Schedule need not be set forth in any other section of the Seller’s Disclosure Schedule so long as its relevance to such other section of the

Seller’s Disclosure Schedule or to a section of this Agreement is reasonably apparent on the face of the information disclosed therein. The Parties acknowledge and agree that (i) the Seller’s Disclosure Schedule may include certain items and information solely for informational purposes for the convenience of Buyer, and (ii) the disclosure by Seller of any matter in the Seller’s Disclosure Schedule shall not be deemed to constitute an acknowledgment by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.

(b)	From time to time prior to the Closing, Seller may revise the Seller’s Disclosure Schedule to reflect matters arising after the Effective Date or with respect to which Seller did not have knowledge as of the Effective Date by delivering a supplement or update to the Seller’s Disclosure Schedule (along with a marked copy of the Seller’s Disclosure Schedule reflecting such supplement or update, if practicable) to Buyer no later than the third Business Day prior to the Closing Date; provided that no such supplement or update, (i) to the extent relating to any matter existing or occurring on or prior to the Effective Date that should have been set forth or described on the Seller’s Disclosure Schedule so as to render the Seller’s Disclosure Schedule true and correct in all respects, shall cure any misrepresentation or breach of warranty for purposes of this Agreement, including for purposes of determining whether the conditions set forth in Article 11 have been satisfied at Closing or for purposes of Buyer’s right to indemnification as provided in Article 12 and (ii) to the extent relating to any matter of which Seller has become aware after the Effective Date, shall cure any misrepresentation or breach of warranty for purposes of this Agreement, including for purposes of determining whether the conditions set forth in Article 11 have been satisfied at Closing.

14.12	Specific Performance

The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court set forth in Section 14.6, in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

By: Calumet GP, LLC, its general partner

By:	/s/ Jennifer Straumins
Name: Jennifer Straumins
Title: President and COO

CONNACHER OIL AND GAS LIMITED

By:	/s/ Colin M. Evans
Name: Colin M. Evans
Title: Chairman

[Signature Page to Share Purchase Agreement]